STATEMENT OF INVESTMENTS
Mellon Large Cap Stock Fund
May 31, 2006 (Unaudited)

Common Stocks--97.2%	Shares	Value ($)
Consumer Discretionary--11.1%		
Aeropostale	191,400 a	4,735,236
Bed Bath & Beyond	152,600 a	5,366,942
Best Buy	283,500	15,025,500
Chico's FAS	278,530 a,b	8,347,544
Coach	152,600 a	4,437,608
Coldwater Creek	441,060 a	11,335,242
Family Dollar Stores	348,300 b	8,700,534
Federated Department Stores	134,000	9,759,220
Fortune Brands	105,110	7,778,140
McDonald's	310,060 b	10,284,690
Meredith	170,000	8,508,500
News, Cl. B	1,534,740 b	30,648,758
Nike, Cl. B	159,700 b	12,825,507
Starbucks	413,660 a	14,746,979
Starwood Hotels & Resorts	221,200	13,515,320
Target	335,250	16,400,430
Time Warner	902,580	15,533,402
		197,949,552
Consumer Staples--9.2%		
Altria Group	231,210	16,728,043
Anheuser-Busch Cos.	362,900	16,562,756
Avon Products	167,900	5,322,430
Coca-Cola	163,140	7,183,054
General Mills	315,940	16,394,127
PepsiCo	418,817	25,321,676
Procter & Gamble	684,943	37,158,158
Wal-Mart Stores	495,884	24,025,580
Walgreen	391,300	15,886,780
		164,582,604
Energy--9.9%		
Apache	187,290	12,151,375
ConocoPhillips	363,220 b	22,988,193
Devon Energy	232,712	13,348,360
Exxon Mobil	868,780	52,917,390
Hess	109,130 b	16,369,500
Hugoton Royalty Trust	19,004 b	526,031
Occidental Petroleum	199,110	19,729,810
Suncor Energy	175,180	14,212,353
Transocean	152,800 a	12,433,336
XTO Energy	318,820	13,141,760
		177,818,108
Financial--19.3%		
Allstate	186,640 b	10,267,066
American Express	150,890	8,202,380
American International Group	584,340	35,527,872
Bank of America	195,175	9,446,470
Bear Stearns Cos.	79,960	10,694,650
Capital One Financial	226,370	18,736,645
Citigroup	591,239	29,148,083
Commerce Bancorp/NJ	138,800 b	5,453,452
Fannie Mae	193,240	9,613,690
Freddie Mac	251,630 b	15,107,865
Goldman Sachs Group	167,010 b	25,210,160
Host Hotels & Resorts	135,418 b	2,717,839
JPMorgan Chase & Co.	958,536	40,871,975
Lehman Brothers Holdings	249,460	16,616,531
Morgan Stanley	156,900	9,354,378
PNC Financial Services Group	184,500	12,713,895
Radian Group	78,250	4,782,640
Simon Property Group	138,100 b	10,996,903
St. Paul Travelers Cos.	495,150 b	21,796,503
US Bancorp	449,269	13,868,934
Wachovia	176,380	9,436,330
Wells Fargo & Co.	389,240	25,833,859
		346,398,120

Health Care--12.4%

Abbott Laboratories	524,380	22,391,026
Aetna	343,660 a	13,217,164
Amgen	368,710 a	24,921,109
Boston Scientific	887,620 a	18,355,982
Johnson & Johnson	364,690	21,961,632
Kinetic Concepts	103,700 a	4,033,930
Medtronic	341,000 b	17,217,090
Novartis, ADR	238,400	13,226,432
Pfizer	1,557,446	36,849,172
Sanofi-Aventis, ADR	256,000	12,101,120
UnitedHealth Group	598,640	26,316,214
Wyeth	238,038	10,887,858
		221,478,729

Industrial--11.3%

ACCO Brands	1 a,b	23
Allied Waste Industries	526,400 a,b	6,279,952
Caterpillar	262,200	19,127,490
Cooper Industries, Cl. A	105,700	9,413,642
Danaher	232,400	14,899,164
General Dynamics	251,100	15,980,004
General Electric	1,428,366	48,935,819
Goodrich	223,200	9,515,016
Honeywell International	298,510	12,292,642
Ingersoll-Rand, Cl. A	294,800	12,856,228
ITT Industries	164,240	8,565,116
Textron	51,000	4,637,430
Tyco International	506,330	13,726,606
United Technologies	333,940	20,877,929
WESCO International	75,900 a	4,989,666
		202,096,727

Information Technology--14.4%

Amdocs	242,190 a	9,074,859
Apple Computer	272,900 a	16,311,233
Cisco Systems	1,599,934 a	31,486,701
Corning	598,900 a	14,523,325
Dell	693,522 a	17,601,588
eBay	516,020 a	16,930,616
Electronic Arts	186,500 a	7,846,055
Google, Cl. A	81,700 a	30,377,694
Intel	640,178	11,536,008
Linear Technology	286,190 b	9,658,913
Marvell Technology Group	144,200 a,b	6,874,014
Microsoft	1,717,446	38,900,152
Motorola	1,093,600	23,064,024
Qualcomm	525,260	23,747,005
		257,932,187

Materials--4.1%

Air Products & Chemicals	327,220	21,220,217
Cia Vale do Rio Doce, ADR	261,990 b	12,206,114
Freeport-McMoRan Copper & Gold, Cl. B	336,980 b	18,867,510
Inco	322,990 b	21,297,961
		73,591,802

Telecommunication Services--2.4%

AT & T	377,409 b	9,835,279
Embarq	45,150 a	1,881,413
NII Holdings	113,200 a,b	6,164,872
Qwest Communications International	907,200 a	6,359,472
Sprint Nextel	903,006	19,152,757
		43,393,793

Utilities--3.1%

Allegheny Energy	152,700 a	5,568,969
Dynegy, Cl. A	963,000 a	5,084,640
Entergy	136,640	9,579,830
Exelon	333,840	18,898,682
PPL	334,940	9,971,164
TXU	99,500	5,701,350
		54,804,635

Total Common Stocks		
(cost $1,275,434,567)		**1,740,046,257**

Other Investment--2.7%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund

(cost $48,535,000)	48,535,000 c	**48,535,000**

**Investment of Cash Collateral
  for Securities Loaned--5.4%**

Registered Investment Company;
Dreyfus Institutional Cash Advantage Plus Fund

(cost $96,738,060)	96,738,060 c	**96,738,060**

Total Investments (cost $1,420,707,627)	**105.3%**	**1,885,319,317**
Liabilities, Less Cash and Receivables	**(5.3%)**	**(95,178,293)**
Net Assets	**100.0%**	**1,790,141,024**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities on
    loan is $93,592,140 and the total market value of the collateral held by the fund is $96,738,060.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon Income Stock Fund
May 31, 2006 (Unaudited)

Common Stocks--98.6%	Shares	Value ($)
Banking--11.9%		
Bank of America	347,418	16,815,031
JPMorgan Chase & Co.	226,549	9,660,049
SunTrust Banks	40,500	3,066,255
Wachovia	100,020	5,351,070
Washington Mutual	117,200	5,380,652
Wells Fargo & Co.	117,100	7,771,927
		48,044,984
Consumer Discretionary--5.7%		
CBS, Cl. B	86,300	2,236,033
Citadel Broadcasting	239,900 a	2,281,449
Federated Department Stores	39,600	2,884,068
Harrah's Entertainment	53,300	4,052,932
Newell Rubbermaid	81,000	2,143,260
Nike, Cl. B	48,600	3,903,066
Regal Entertainment Group, Cl. A	153,100 a	2,965,547
Tupperware Brands	132,300	2,721,411
		23,187,766
Consumer Staples--6.8%		
Altria Group	74,690	5,403,822
Avon Products	95,500	3,027,350
Coca-Cola	143,900	6,335,917
Diageo, ADR	34,800 a	2,303,412
General Mills	60,800	3,154,912
PepsiCo	27,472	1,660,957
Procter & Gamble	55,820	3,028,235
Reynolds American	11,770 a	1,293,994
Whole Foods Market	21,400 a	1,391,000
		27,599,599
Energy--13.4%		
Chevron	85,306	5,100,446
ConocoPhillips	211,060	13,357,987
Exxon Mobil	300,906	18,328,184
GlobalSantaFe	31,800	1,912,134
Halliburton	58,600	4,370,974
Helmerich & Payne	24,900	1,637,424
Marathon Oil	43,300	3,249,665
Occidental Petroleum	64,110	6,352,660
		54,309,474
Health Care--7.9%		
Bristol-Myers Squibb	91,600	2,248,780
Eli Lilly & Co.	145,760	7,527,046
GlaxoSmithKline, ADR	55,500	3,069,150
Novartis, ADR	28,270	1,568,420
Pfizer	571,068	13,511,469
Wyeth	87,789	4,015,469
		31,940,334
Industrials--12.9%		
Alexander & Baldwin	42,500	1,923,125
Burlington Northern Santa Fe	24,200	1,873,322
Deere & Co.	22,900	1,960,240
Emerson Electric	27,500	2,269,300

General Dynamics	54,600	3,474,744
General Electric	248,692	8,520,188
Goodrich	23,500	1,001,805
Honeywell International	80,200	3,302,636
Lincoln Electric Holdings	33,300	1,830,168
Pitney Bowes	78,400	3,197,152
Raytheon	38,200	1,751,470
Rockwell Automation	49,900	3,407,172
RR Donnelley & Sons	52,580	1,692,024
Textron	27,100	2,464,203
United Parcel Service, Cl. B	54,900	4,422,195
United Technologies	67,696	4,232,354
Waste Management	126,100	4,617,782
		51,939,880
Information Technology--7.0%		
Air Products & Chemicals	33,360	2,163,396
Alcoa	65,200	2,068,144
Automatic Data Processing	98,700	4,487,889
Bemis	32,400	984,960
Diebold	37,800 a	1,606,878
Hewlett-Packard	266,630	8,633,479
Intersil, Cl. A	100,000	2,681,000
Lucent Technologies (Warrants 12/10/2007)	2,788 b	920
Microchip Technology	96,100	3,296,230
Nokia, ADR	109,600	2,353,112
		28,276,008
Interest Sensitive--20.1%		
Allstate	67,100	3,691,171
American International Group	65,500	3,982,400
Arthur J. Gallagher & Co.	83,300 a	2,214,114
Chubb	44,580	2,252,627
Citigroup	296,055	14,595,512
Compass Bancshares	49,200	2,737,980
Freddie Mac	114,100	6,850,564
Hartford Financial Services Group	40,640	3,573,882
Lehman Brothers Holdings	61,212	4,077,331
Mack-Cali Realty	86,000	3,687,680
Merrill Lynch & Co.	78,170	5,660,290
Morgan Stanley	22,400	1,335,488
North Fork Bancorporation	80,400	2,369,388
Plum Creek Timber	149,070	5,329,253
Prologis	89,600	4,430,720
Simon Property Group	25,860	2,059,232
St. Paul Travelers Cos.	76,501	3,367,574
T Rowe Price Group	35,200	2,784,320
US Bancorp	200,406	6,186,533
		81,186,059
Materials--3.5%		
EI Du Pont de Nemours & Co.	151,900	6,460,307
Monsanto	34,440	2,898,470
Newmont Mining	21,600	1,126,440
Olin	83,700	1,482,327
Phelps Dodge	12,900	1,105,401
Temple-Inland	22,100	950,521
		14,023,466
Telecommunications--4.6%		
Alltel	85,550	5,291,268
AT & T	151,415	3,945,875

Citizens Communications	115,800	1,468,344
Verizon Communications	257,091	8,023,810
		18,729,297
Utilities--4.8%		
Duke Energy	77,064	2,174,746
Exelon	74,540	4,219,709
NSTAR	42,400 a	1,172,784
PG & E	140,000	5,555,200
PPL	158,880	4,729,858
Southern	48,200	1,540,954
		19,393,251
Total Common Stocks		
(cost $306,385,581)		**398,630,118**

Other Investment--1.3%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund

(cost $5,179,000)	5,179,000 c	**5,179,000**

Investment of Cash Collateral
for Securities Loaned--2.7%

Registered Investment Company;
Dreyfus Institutional Cash Advantage Plus Fund

(cost $10,737,650)	10,737,650 c	**10,737,650**

Total Investments (cost $322,302,231)	**102.6%**	**414,546,768**
Liabilities, Less Cash and Receivables	**(2.6%)**	**(10,510,652)**
Net Assets	**100.0%**	**404,036,116**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities
       on loan is $10,447,420 and the total market value of the collateral held by the fund is $10,737,650.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon Mid Cap Stock Fund
May 31, 2006 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Consumer Discretionary--14.8%		
Abercrombie & Fitch, Cl. A	346,100	20,021,885
Advance Auto Parts	395,950	15,093,614
AnnTaylor Stores	332,700 a	12,795,642
BorgWarner	95,740	6,297,777
Cablevision Systems (NY Group), Cl. A	323,200	6,354,112
Cheesecake Factory	261,200 a	7,642,712
Chico's FAS	525,600 a	15,752,232
Children's Place Retail Stores	271,300 a	15,781,521
Circuit City Stores	400,100	12,023,005
Coldwater Creek	704,150 a	18,096,655
Dick's Sporting Goods	307,400 a	11,951,712
Dollar Tree Stores	238,100 a	6,292,983
EW Scripps, Cl. A	157,100	7,270,588
Family Dollar Stores	321,800	8,038,564
GameStop, Cl. A	284,800 a	12,229,312
Hilton Hotels	468,100	12,854,026
ITT Educational Services	185,300 a	12,044,500
Nordstrom	197,200	7,262,876
Polo Ralph Lauren	224,600	12,689,900
Scientific Games, Cl. A	325,400 a	12,407,502
Urban Outfitters	528,200 a	9,808,674
		242,709,792
Consumer Staples--2.8%		
Estee Lauder Cos., Cl. A	214,200	8,769,348
Pepsi Bottling Group	256,100	8,026,174
Performance Food Group	255,300 a	8,320,227
Smithfield Foods	457,600 a	12,725,856
Supervalu	297,401	8,672,213
		46,513,818
Energy--12.5%		
Arch Coal	313,800	15,175,368
Cameron International	413,400 a	19,388,460
Consol Energy	110,700	9,769,275
Diamond Offshore Drilling	109,600	9,397,104
ENSCO International	314,600	15,726,854
FMC Technologies	126,600 a	8,449,284
Forest Oil	145,300 a	4,742,592
National Oilwell Varco	78,600 a	5,192,316
Newfield Exploration	378,860 a	16,188,688
Noble Energy	458,000	19,904,680
Peabody Energy	398,300	24,830,022
Pioneer Natural Resources	148,800	6,072,528
Quicksilver Resources	223,300 a	7,831,131
Southwestern Energy	501,800 a	16,208,140
Superior Energy Services	273,400 a	8,994,860
Tesoro	95,500	6,504,505
Western Gas Resources	218,200	10,693,982
		205,069,789
Financial--16.1%		
AMB Property	200,600	9,915,658
Bank of Hawaii	198,300	10,059,759
BlackRock/New York, Cl. A	46,600	6,244,400
Brown & Brown	293,500	8,942,945
CBOT Holdings, Cl. A	69,300 a	7,239,078
Chicago Mercantile Exchange	24,300	10,723,590
Colonial BancGroup	444,800	11,858,368
Compass Bancshares	245,800	13,678,770
Cullen/Frost Bankers	172,500	9,780,750
Developers Diversified Realty	196,140	10,032,561
General Growth Properties	194,000	8,489,440
HCC Insurance Holdings	386,900	11,873,961
Janus Capital Group	412,500	7,429,125
Jefferies Group	435,200	12,725,248
Lazard, Cl. A	263,500	10,455,680
Mercury General	117,500	6,574,125
MGIC Investment	118,400	7,799,008
Radian Group	261,546	15,985,691
Raymond James Financial	296,100	8,678,691
Rayonier	281,886	10,962,547
Sunstone Hotel Investors	289,860	8,029,122
TD Ameritrade Holding	358,000	6,086,000
United Fire & Casualty	305,100	9,564,885
Wilmington Trust	320,000	13,667,200
WR Berkley	552,450	18,987,706
Zions Bancorporation	102,520	8,307,196
		264,091,504
Health Care--8.2%		
Community Health Systems	249,700 a	9,413,690
Coventry Health Care	234,325 a	12,243,481
DaVita	227,300 a	12,037,808
Dentsply International	262,500	15,697,500
Endo Pharmaceuticals Holdings	457,500 a	13,423,050
Henry Schein	272,800 a	12,573,352
Myogen	337,800 a	10,522,470
Omnicare	309,100	14,329,876
Pharmaceutical Product Development	391,800	14,234,094
Varian Medical Systems	143,300 a	6,720,770
Vertex Pharmaceuticals	414,500 a	14,300,250
		135,496,341

Industrial--17.2%

Airtran Holdings	399,300	a	4,911,390
Allegheny Technologies	124,600		7,928,298
Allied Waste Industries	630,600	a	7,523,058
AMETEK	236,700		10,800,621
Canadian Pacific Railway	146,500		7,661,950
CH Robinson Worldwide	461,800		20,337,672
Cooper Industries, Cl. A	89,300		7,953,058
Dun & Bradstreet	135,600	a	9,881,172
Equifax	205,900		7,428,872
Goodrich	195,600		8,338,428
Graco	272,300		12,517,631
H&E Equipment Services	249,900	a	7,434,525
Jacobs Engineering Group	189,200	a	14,763,276
JB Hunt Transport Services	514,200		12,582,474
Joy Global	335,675		18,039,174
Kansas City Southern	270,600	a	7,179,018
Manpower	261,100		17,188,213
Monster Worldwide	109,600	a	5,356,152
NCI Building Systems	213,600	a	12,952,704
Oshkosh Truck	236,800		12,514,880
Precision Castparts	298,600		17,208,318
Republic Services	339,920		13,868,736
Shaw Group	261,340	a	6,962,098
Terex	145,800	a	13,340,700
WESCO International	268,700	a	17,664,338
			282,336,756

Information Technology--15.6%

Activision	1,051,810	a	13,747,157
ADTRAN	439,000		11,071,580
Affiliated Computer Services, Cl. A	140,200	a	6,998,784
Amphenol, Cl. A	240,100		13,337,555
Brightpoint	350,640	a	7,496,683
CheckFree	300,000	a	14,979,000
Cognizant Technology Solutions, Cl. A	345,400	a	20,378,600
Comtech Telecommunications	270,400	a	8,128,224
Digital River	190,800	a	8,387,568
Electronics for Imaging	298,600	a	6,996,198
Euronet Worldwide	248,700	a	8,711,961
Factset Research Systems	198,950		8,934,845
Harris	198,100		8,066,632
Integrated Device Technology	750,300	a	10,759,302
Intersil, Cl. A	457,500		12,265,575
Jabil Circuit	166,700		5,804,494
Lam Research	95,900	a	4,295,361
Mantech International, Cl. A	205,600	a	6,959,560
MEMC Electronic Materials	435,900	a	15,265,218
Microchip Technology	549,200		18,837,560
Polycom	503,800	a	10,877,042
Powerwave Technologies	869,600	a	8,513,384
Rackable Systems	159,300	a	6,039,063
Varian Semiconductor Equipment Associates	290,500	a	8,990,975
Western Digital	513,300	a	10,445,655
			256,287,976

Materials--3.9%

Ashland	140,500		8,781,250
Cytec Industries	212,000		12,206,960
Florida Rock Industries	88,300		4,644,580
Freeport-McMoRan Copper & Gold, Cl. B	273,000		15,285,270
Martin Marietta Materials	111,700		10,221,667
Texas Industries	81,600		3,995,952
Vulcan Materials	111,300		8,686,965
			63,822,644

Telecommunication Services--1.1%

NII Holdings	217,300	a	11,834,158
SBA Communications, Cl. A	301,200	a	6,894,468
			18,728,626

Utilities--5.9%

Alliant Energy	426,600		14,675,040
DPL	616,400		16,519,520
Dynegy, Cl. A	1,725,000	a	9,108,000
Energen	240,700		8,154,916
Northeast Utilities	485,600		9,823,688
OGE Energy	348,600		10,851,918
PPL	347,700		10,351,029
Questar	241,000		17,759,290
			97,243,401

Total Common Stocks

(cost $1,318,522,899)			**1,612,300,647**

Other Investment--1.2%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund

(cost $19,251,000)	19,251,000	b	**19,251,000**

Total Investments (cost $1,337,773,899)	**99.3%**		**1,631,551,647**
Cash and Receivables (Net)	**.7%**		**11,999,918**
Net Assets	**100.0%**		**1,643,551,565**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon Small Cap Stock Fund
May 31, 2006 (Unaudited)

Common Stocks--95.3%	Shares	Value ($)
Consumer Discretionary--15.0%		
99 Cents Only Stores	487,900 a,b	5,454,722
AnnTaylor Stores	191,400 b	7,361,244
Cheesecake Factory	108,300 b	3,168,858
Children's Place Retail Stores	214,800 a,b	12,494,916
Coldwater Creek	407,125 b	10,463,113
Corrections Corp. of America	64,000 b	3,273,600
Cosi	361,300 b	2,937,369
Dick's Sporting Goods	299,000 a,b	11,625,120
Drew Industries	138,130 b	4,378,721
DSW, Cl. A	118,700 a,b	3,561,000
GameStop, Cl. A	246,100 b	10,567,534
Nautilus	196,300 a	3,317,470
Panera Bread, Cl. A	40,960 a,b	2,652,569
Pinnacle Entertainment	187,200 b	5,793,840
Pool	117,500	5,074,825
RC2	89,800 b	3,192,390
Ruth's Chris Steak House	291,600 b	5,861,160
Scientific Games, Cl. A	115,900 b	4,419,267
		105,597,718
Consumer Staples--3.7%		
Hain Celestial Group	271,100 b	6,959,137
Hansen Natural	27,000 a,b	4,991,490
Performance Food Group	224,340 a,b	7,311,241
Rite Aid	1,365,000 a,b	6,415,500
		25,677,368
Energy--9.4%		
Acergy, ADR	397,300 b	6,074,717
Atwood Oceanics	74,000 b	3,608,980
Cabot Oil & Gas	68,000 a	2,983,160
Cimarex Energy	118,550	4,808,388
Foundation Coal Holdings	68,800	3,118,704
Frontier Oil	72,000	4,032,000
Goodrich Petroleum	108,330 a,b	2,654,085
Helix Energy Solutions Group	203,200 a,b	7,205,472
Massey Energy	97,680 a	3,645,418
Oceaneering International	34,600 b	2,595,000
St. Mary Land & Exploration	191,390 a	7,481,435
Tetra Technologies	82,400 b	2,395,368
Todco, Cl. A	84,500	3,732,365
Unit	58,630 b	3,513,110
Veritas DGC	116,900 b	5,521,187
W-H Energy Services	41,000 b	2,309,940
		65,679,329
Financial--14.2%		
AmerUs Group	49,430 a	2,873,860
Apollo Investment	287,277	5,469,754
Bank of Hawaii	111,300 a	5,646,249
BankUnited Financial, Cl. A	127,450	3,953,499
Cullen/Frost Bankers	67,900	3,849,930
East West Bancorp	62,690	2,504,466
Equity Inns	525,090	8,112,641

FelCor Lodging Trust	237,200	4,936,132
First Midwest Bancorp/IL	88,440	3,109,550
International Securities Exchange, Cl. A	53,740	2,195,816
Investment Technology Group	58,300 b	2,757,590
Lazard, Cl. A	156,300	6,201,984
Max Re Capital	92,990	2,231,760
New Century Financial	66,900	3,115,533
Ohio Casualty	108,520	3,241,492
Philadelphia Consolidated Holding	107,400 b	3,560,310
Phoenix Cos.	192,710	2,732,628
Sunstone Hotel Investors	289,700	8,024,690
SVB Financial Group	67,400 b	3,250,028
Texas Regional Bancshares, Cl. A	198,880	6,282,619
UCBH Holdings	393,600	6,958,848
Whitney Holding	159,900	5,778,786
Wintrust Financial	56,150	2,882,180
		99,670,345
Health Care--9.6%		
Alkermes	156,900 a,b	3,109,758
AMERIGROUP	177,600 b	5,097,120
Cerner	53,060 a,b	2,015,219
Chemed	32,500	1,750,125
Cooper Cos.	42,300	2,002,905
Healthways	45,160 b	2,399,802
IDEXX Laboratories	94,240 b	7,202,763
ImClone Systems	102,300 a,b	4,092,000
Merit Medical Systems	1 b	11
Myogen	112,800 b	3,513,720
Pediatrix Medical Group	56,740 b	2,620,821
Pharmaceutical Product Development	104,420	3,793,579
Psychiatric Solutions	174,520 b	5,130,888
Resmed	173,500 b	7,887,310
Respironics	87,390 b	2,973,008
Sierra Health Services	68,640 a,b	2,827,968
Sunrise Senior Living	96,400 a,b	3,228,436
Ventiv Health	249,600 b	7,373,184
		67,018,617
Industrial--18.2%		
Actuant, Cl. A	109,270 a	6,450,208
AGCO	132,200 a,b	3,233,612
Airtran Holdings	231,100 b	2,842,530
Armor Holdings	38,730 b	2,212,258
BE Aerospace	272,700 b	6,045,759
Bucyrus International, Cl. A	51,700	2,638,768
Clean Harbors	131,200 b	4,761,248
DRS Technologies	64,100 a	3,413,966
ESCO Technologies	72,500 a,b	3,719,250
H&E Equipment Services	152,579 b	4,539,225
Hexcel	161,100 a,b	3,315,438
IDEX	61,320	2,964,822
JB Hunt Transport Services	242,900 a	5,943,763
Kansas City Southern	95,270 a,b	2,527,513
Labor Ready	299,760 b	6,939,444
Manitowoc	98,880	4,547,491
NCI Building Systems	85,700 b	5,196,848
Oshkosh Truck	92,200	4,872,770
Pacer International	187,530	5,534,010
Quanta Services	276,000 a,b	4,595,400

Shaw Group	225,400 b	6,004,656
Skywest	121,400	2,820,122
Teledyne Technologies	147,620 b	5,055,985
Terex	38,890 b	3,558,435
Texas Industries	67,200	3,290,784
URS	156,370 b	6,628,524
Walter Industries	72,310 a	4,205,550
Watsco	91,180	5,106,992
WESCO International	70,100 b	4,608,374
		127,573,745
Information Technology--14.1%		
Agere Systems	262,500 b	3,913,875
Ansys	89,480 b	4,513,371
aQuantive	142,700 a,b	3,537,533
Axcelis Technologies	782,700 b	4,985,799
Benchmark Electronics	208,500 b	5,047,785
CommScope	198,910 a,b	5,814,139
Digital River	99,800 a,b	4,387,208
Electronics for Imaging	284,300 b	6,661,149
Factset Research Systems	44,350 a	1,991,759
Flir Systems	245,800 b	6,275,274
j2 Global Communications	128,300 b	3,407,648
JDS Uniphase	1,956,700 a,b	5,928,801
Mantech International, Cl. A	112,700 b	3,814,895
Micros Systems	92,800 b	3,818,720
Microsemi	78,830 b	1,890,343
Netlogic Microsystems	108,200 b	3,533,812
Polycom	332,100 b	7,170,039
Quest Software	201,700 a,b	2,799,596
RealNetworks	365,800 a,b	3,460,468
Rudolph Technologies	242,700 b	4,023,966
Valueclick	197,200 b	3,107,872
Varian Semiconductor Equipment Associates	295,470 b	9,144,797
		99,228,849
Materials--5.7%		
Airgas	119,300 a	4,567,997
AK Steel Holding	730,600 b	9,826,570
Cleveland-Cliffs	85,420 a	6,288,620
Commercial Metals	176,400	4,341,204
Nalco Holding	403,700 b	6,947,677
RTI International Metals	131,900 b	7,920,595
		39,892,663
Telecommunication Services--1.8%		
Alaska Communications Systems Group	327,420	4,066,556
SBA Communications, Cl. A	387,200 b	8,863,008
		12,929,564
Utilities--3.6%		
Dynegy, Cl. A	1,058,800 b	5,590,464
Energen	94,980	3,217,922
OGE Energy	240,100	7,474,313
UGI	381,100 a	8,864,386
		25,147,085
Total Common Stocks		
(cost $558,777,617)		**668,415,283**

Other Investment--4.4%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund

(cost $31,034,000)	31,034,000 c	**31,034,000**

**Investment of Cash Collateral
  for Securities Loaned--12.7%**

Registered Investment Company;
Dreyfus Institutional Cash Advantage Plus Fund

(cost $89,429,541)	89,429,541 c	**89,429,541**

Total Investments (cost $679,241,158)	**112.4%**	**788,878,824**
Liabilities, Less Cash and Receivables	**(12.4%)**	**(87,311,525)**
Net Assets	**100.0%**	**701,567,299**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities
     on loan is $87,742,364 and the total market value of the collateral held by the fund is $89,429,541.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon International Fund
May 31, 2006 (Unaudited)

Common Stocks--97.1%	Shares	Value ($)
Australia--3.0%		
Amcor	2,823,692	13,995,175
Caltex Australia	78,400	1,129,173
Coca-Cola Amatil	1,652,760	8,701,286
Commonwealth Bank of Australia	55,300	1,795,905
CSL	26,500	1,026,428
Insurance Australia Group	1,415,094	5,544,962
National Australia Bank	633,368	16,715,335
Pacific Brands	655,200	1,039,757
Qantas Airways	481,734	1,141,283
QBE Insurance Group	179,700	2,894,964
Rinker Group	280,400	3,901,444
TABCORP Holdings	1,098,553	12,575,094
Telstra	358,500	1,000,319
		71,461,125
Austria--.2%		
Boehler-Uddeholm	9,200	1,911,119
OMV	40,300	2,344,442
		4,255,561
Belgium--1.1%		
AGFA-Gevaert	8,800	178,011
Delhaize Group	14,800	946,308
Fortis	539,087	19,641,357
InBev	33,600	1,615,047
KBC Groep	36,900	3,968,534
		26,349,257
Denmark--.1%		
Danske Bank	26,800	1,022,040
Novo-Nordisk, Cl. B	16,090	995,035
		2,017,075
Finland--1.4%		
Fortum	79,600	1,975,267
Kesko, Cl. B	39,600	1,565,576
M-real, Cl. B	1,463,475	7,874,403
Nokia	409,400	8,764,100
Nokia, ADR	67,340	1,445,790
Rautaruukki	51,500	1,544,513
UPM-Kymmene	513,636	11,015,239
		34,184,888
France--10.5%		
Arkema (Rights)	16,100 [a]	57,133
Arkema, ADR	1 [a,b]	20
BNP Paribas	293,142	27,339,619
Bouygues	47,400	2,574,703
Carrefour	502,520	29,130,971
Compagnie Generale des Etablissements Michelin, Cl. B	1,540	100,815
Credit Agricole	477,540	17,796,578
France Telecom	1,624,183	36,329,735
Lafarge	65,219	7,812,118
Peugeot	208,178	13,228,163
Rhodia	46,090	95,064
Sanofi-Aventis	292,255	27,537,700
Societe Generale	48,100	7,406,833

SOITEC	35,800	a	1,048,437
Suez	33,200	a	1,275,976
Thomson	604,415		11,459,878
Total	525,392		34,057,832
Total, ADR	139,022		9,065,625
Valeo	460,000		17,620,249
Vallourec	1,110		1,390,736
Vinci	19,000		1,745,243
Vivendi	124,700		4,471,491
			251,544,919
Germany--9.4%			
Allianz	86,851		13,424,100
Bayerische Motoren Werke	24,930		1,283,262
Continental	54,300		5,933,786
Deutsche Bank	198,682		22,762,753
Deutsche Lufthansa	912,483		15,898,155
Deutsche Post	1,235,755		33,324,797
Deutsche Telekom	1,151,960		18,683,323
E.ON	138,750		15,983,516
Hannover Rueckversicherung	525,130		19,173,205
Infineon Technologies	1,589,954	a	17,945,001
MAN	21,000		1,509,533
Medion	175,462		2,382,714
Merck	16,800		1,713,405
Metro	221,530		12,541,214
SAP	5,910		1,240,709
Siemens	351,395		30,098,509
ThyssenKrupp	84,200		2,885,486
Volkswagen	123,137		8,699,957
			225,483,425
Greece--.6%			
Coca-Cola Hellenic Bottling	73,900		2,338,430
Public Power	499,951		12,246,116
			14,584,546
Hong Kong--1.0%			
Bank of East Asia	4,062,221		15,387,393
China Mobile	503,000		2,575,917
Citic Pacific	1,714,400		5,065,337
Wharf Holdings	236,000		836,043
			23,864,690
Ireland--1.2%			
Bank of Ireland	1,557,000		27,725,951
CRH	61,800		2,072,722
			29,798,673
Italy--4.1%			
Banca Intesa	557,300		3,225,301
Benetton Group	3,963		59,096
Capitalia	417,000		3,453,724
Enel	1,389,830		12,383,455
ENI	934,474		28,121,163
Mediaset	1,136,790		13,179,892
Saras	645,700	a	4,214,616
UniCredito Italiano	2,973,010		22,661,903
Unipol	3,894,957		11,988,065
			99,287,215
Japan--25.5%			
77 Bank	1,783,500		13,143,663
Aeon	777,300		16,494,979

Aiful	302,933	16,649,547
Ajinomoto	603,400	7,114,896
Astellas Pharma	256,000	10,001,332
Canon	305,201	21,028,722
Chubu Electric Power	38,200	1,048,062
Dainippon Sumitomo Pharma	84,000	915,889
Daiwa Securities Group	216,500	2,648,941
Dentsu	6,579	19,043,321
Diamond Lease	22,800	1,224,773
East Japan Railway	148	1,052,590
Eisai	24,700	1,116,297
Fuji Photo Film	850,500	27,714,406
Fujitsu	193,000	1,413,763
Funai Electric	157,340	15,381,251
Hino Motors	2,956,400	17,141,214
Honda Motor	83,400	5,420,537
Hoya	73,800	2,804,564
JS Group	615,200	12,891,205
Kao	693,400	17,208,018
KDDI	2,248	14,011,951
Kirin Beverage	72,800	2,165,416
Komatsu	285,000	5,655,716
Kubota	405,000	3,729,057
Kuraray	807,200	9,697,151
Lawson	1,900	68,830
Mabuchi Motor	236,800	13,897,873
Makita	37,800	1,164,626
Matsumotokiyoshi	421,152	10,582,554
Matsushita Electric Industrial	136,800	2,933,381
Minebea	822,200	4,832,820
Mitsubishi	84,400	1,772,306
Mitsubishi Electric	296,000	2,389,026
Mitsubishi Gas Chemical	215,000	2,619,134
Mitsubishi UFJ Financial Group	1,062	14,427,170
Mizuho Financial Group	268	2,158,277
Nippon Express	5,627,900	28,083,283
Nippon Paper Group	2,103	8,645,407
Nippon Telegraph & Telephone	647	3,153,856
Nissan Motor	2,074,700	24,868,768
Nisshin Seifun Group	113,700	1,224,578
Nomura Holdings	129,100	2,498,895
ORIX	14,980	4,262,899
Ricoh	989,800	19,202,779
Rinnai	391,200	11,601,403
Rohm	318,100	28,611,347
Sankyo	29,700	1,938,246
Sekisui Chemical	2,190,300	18,475,339
Sekisui House	1,469,500	20,550,167
SFCG	40,003	8,702,095
Shinsei Bank	2,713,000	17,946,149
Skylark	661,400	12,890,326
Sohgo Security Services	306,955	5,167,473
Sumitomo Electric Industries	141,600	2,011,632
Sumitomo Metal Industries	712,000	3,160,932
Sumitomo Mitsui Financial Group	2,770	28,038,180
Sumitomo Trust & Banking	254,000	2,415,396
Takeda Pharmaceutical	33,200	2,140,129
Takefuji	383,740	23,884,727

TDK	202,700	16,359,982
Tokyo Electron	20,900	1,466,016
Toshiba	189,000	1,258,602
Toyo Suisan Kaisha	80,800	1,334,411
Toyoda Gosei	305,200	7,167,627
Toyota Motor	58,100	3,059,117
		613,683,019
Luxembourg--.1%		
Arcelor	33,400	**1,424,865**
Netherlands--5.1%		
ABN AMRO Holding	700,812	19,383,723
Aegon	924,557	15,397,850
ASML Holding	50,900 a	1,029,634
Buhrmann	150,800	2,337,597
Fugro	27,100	1,111,664
Heineken	505,768	20,209,229
ING Groep	181,000	7,079,269
Koninklijke DSM	57,900	2,454,474
Koninklijke Philips Electronics	543,090	17,073,769
Koninklijke Philips Electronics (New York Shares)	157,830	4,989,006
Royal Dutch Shell, Cl. A	864,450	28,450,311
TNT	6,150	226,121
VNU	2,150	81,144
Wolters Kluwer	115,269	2,720,102
		122,543,893
New Zealand--.0%		
Fletcher Building	185,400	**1,070,828**
Norway--.3%		
DNB NOR	181,200	2,330,561
Norsk Hydro	75,500	2,097,257
Orkla	54,100	2,663,250
		7,091,068
Portugal--.0%		
Energias de Portugal	13,150	**48,518**
Singapore--2.0%		
DBS Group Holdings	2,627,644	28,803,853
United Overseas Bank	2,019,100	19,062,597
		47,866,450
Spain--2.5%		
ACS, Actividades de Construccion y Servicios	72,400	2,885,504
Banco Popular Espanol	2,300	33,679
Banco Santander Central Hispano	884,167	12,765,600
Corp Mapfre	48,400	939,379
Endesa	2,650	88,743
Gamesa Corp Tecnologica	62,153 a	1,297,875
Gas Natural SDG	329,010	9,972,565
Iberdrola	43,073	1,382,280
Repsol YPF	364,250	10,158,767
Repsol YPF, ADR	581,751	16,318,116
Telefonica	224,600	3,674,377
Union Fenosa	30,100	1,174,571
		60,691,456
Sweden--.8%		
Atlas Copco, Cl. A	64,700	1,753,945
Nordea Bank	139,300	1,681,018
Skandinaviska Enskilda Banken, Cl. A	148,300	3,538,229
Svenska Cellulosa, Cl. B	239,460	9,969,082
Volvo, Cl. B	28,900	1,409,005

		18,351,279
Switzerland--7.0%		
Baloise Holding	13,500	1,004,105
Ciba Specialty Chemicals	433,555	25,270,836
Clariant	613,238	9,238,090
Compagnie Financiere Richemont, Cl. A	51,200	2,391,659
Credit Suisse Group	106,600	6,156,563
Nestle	121,695	36,315,682
Novartis	433,740	24,053,146
Roche Holding	26,200	4,072,496
Sulzer	3,330	2,393,412
Swiss Reinsurance	361,412	25,412,477
Swisscom	320	102,980
UBS	233,459	26,410,517
Zurich Financial Services	20,000	4,523,438
		167,345,401
United Kingdom--19.6%		
Alliance Unichem	107,473	1,860,218
Anglo American	613,214	24,702,779
AstraZeneca	21,500	1,135,511
Aviva	263,800	3,660,722
Barclays	1,060,586	12,258,079
Barratt Developments	146,600	2,516,893
BG Group	88,000	1,168,501
BHP Billiton	157,500	3,092,843
Boots Group	811,133	10,694,716
BP	3,218,883	37,624,719
British Airways	431,700 a	2,749,079
British American Tobacco	141,600	3,543,296
BT Group	3,160,643	13,846,598
Centrica	4,288,380	22,336,057
Debenhams	1,985,200 a	7,017,043
Diageo	1,060,369	17,391,806
Enterprise Inns	143,000	2,495,202
GKN	1,515,451	7,701,929
GlaxoSmithKline	1,631,618	45,161,489
Greene King	123,400	1,747,025
HBOS	1,368,000	23,396,875
HSBC Holdings	1,231,821	21,413,372
International Power	793,000	4,297,191
Marks & Spencer Group	285,800	2,902,352
National Grid	259,400	2,942,313
Old Mutual	1,239,800	3,901,169
Reed Elsevier	1,860,990	18,098,202
Rentokil Initial	3,594,062	9,746,341
Royal Bank of Scotland Group	1,195,850	38,556,892
Royal Dutch Shell, Cl. A	181,292	5,953,758
Royal Dutch Shell, Cl. B	105,000	3,601,444
Sage Group	449,400	1,947,784
Sainsbury (J)	1,625,346	9,696,714
Schroders	55,300	1,058,008
Smiths Group	901,027	14,946,843
Travis Perkins	123,950	3,539,758
Trinity Mirror	1,273,770	12,125,422
Unilever	1,071,225	23,940,680
United Business Media	143,400	1,752,600
Vodafone Group	15,943,642	36,675,893
Wolseley	106,300	2,477,076

WPP Group	178,400	2,197,044
Xstrata	111,100	4,425,697
		472,297,933
United States--1.6%		
iShares MSCI EAFE Index Fund	575,400	**37,602,390**
Total Common Stocks		
(cost $2,031,743,023)		**2,332,848,474**

Preferred Stocks--.2%

Germany		
Fresenius	13,900	2,273,101
Henkel	19,180	2,155,657
Total Preferred Stocks		
(cost $4,242,086)		**4,428,758**

Other Investment--1.0%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $24,880,000)	24,880,000 c	**24,880,000**

Total Investments (cost $2,060,865,109)	**98.3%**	**2,362,157,232**
Cash and Receivables (Net)	**1.7%**	**39,644,157**
Net Assets	**100.0%**	**2,401,801,389**

ADR - American Depository Receipts

a   Non-income producing security.

b   The value of this security has been determined in good faith under the direction of the Trust's Board.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon Emerging Markets Fund
May 31, 2006 (Unaudited)

Common Stocks--93.9%	Shares	Value ($)
Argentina--.1%		
Petrobras Energia Participaciones, ADR	163,600 a	**1,649,088**
Brazil--7.5%		
Banco do Brasil	17,200	416,260
Banco Itau Holding Financeira, ADR	231,300	6,161,832
Brasil Telecom Participacoes, ADR	395,240	12,094,344
Braskem, ADR	234,300	2,816,286
Centrais Eletricas Brasileiras	159,419	2,951,953
Cia de Saneamento Basico do Estado de Sao Paulo	72,609	6,353,496
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	108,700	2,418,575
Cia Vale do Rio Doce, ADR	22,300	1,038,957
EDP - Energias do Brasil	21,500	259,237
Empresa Brasileira de Aeronautica, ADR	237,930	7,958,759
Gol Linhas Aereas Inteligentes, ADR	20,200	631,452
Grendene	498,400	3,562,759
Petroleo Brasileiro, ADR	426,280 a	37,022,418
Tele Norte Leste Participacoes, ADR	481,800	6,321,216
Unibanco-Uniao de Bancos Brasileiros, ADR	114,330	7,297,684
Votorantim Celulose e Papel, ADR	366,400	5,213,872
		102,519,100
Chile--.9%		
CorpBanca	1,588,000,000	8,011,478
Masisa	4,000,000	649,737
United Breweries	919,080	4,285,133
		12,946,348
China--4.3%		
Aluminum Corp. of China, Cl. H	620,000	485,996
Byd, Cl. H	1,651,200	3,200,235
China Petroleum & Chemical, Cl. H	14,061,900	8,284,865
China Telecom, Cl. H	50,483,000	16,278,443
Huadian Power International, Cl. H	29,094,300	7,597,686
Huaneng Power International, Cl. H	8,390,200	5,409,781
PetroChina, Cl. H	928,000	987,517
Sinotrans, Cl. H	13,151,600	4,163,938
Weiqiao Textile, Cl. H	6,589,900	8,224,318
Yanzhou Coal Mining, Cl. H	5,565,000	4,020,473
		58,653,252
Czech Republic--.4%		
CEZ	17,960	555,727
Komercni Banka	34,780	4,885,274
		5,441,001
Hong Kong--3.6%		
Brilliance China Automotive Holdings	9,683,000	1,556,375
China Mobile	169,700	869,052
China Overseas Land & Investment	1,202,000	695,926
CNOOC	23,881,900	18,133,996
Denway Motors	34,640,700	12,017,065
Global Bio-Chem Technology Group	5,292,300	2,145,172
Panva Gas Holdings	2,987,000 a	1,344,340
Shanghai Industrial Holdings	5,013,600	9,880,507
Texwinca Holdings	3,277,600	2,255,035
		48,897,468
Hungary--.9%		
Egis	3,506	468,491
Magyar Telekom Telecommunications	2,625,410	10,812,203
Mol Magyar Olaj-es Gazipari	6,268	640,759
		11,921,453
India--7.7%		
Andhra Bank	1,008,800	1,592,957

Bank of Baroda	150,000	745,631
Bharat Petroleum	1,238,448	10,528,013
Canara Bank	96,500	484,066
GAIL India	1,073,181	5,457,600
GAIL India, GDR	81,300 b	2,479,650
Grasim Industries	4,800	184,919
Hindalco Industries, GDR	2,994,600 b	11,319,588
Hindalco Industries, GDR (Prepaid Shares)	722,350 a,b,c	1,586,732
Hindustan Lever	51,000	257,041
Hindustan Petroleum	1,767,722	11,700,691
ICICI Bank, ADR	74,100	1,971,060
Jet Airways India	158,730	2,537,345
Mahanagar Telephone Nigam	1,897,277	6,441,375
Mahanagar Telephone Nigam, ADR	367,250	2,695,615
Mahindra & Mahindra	43,594	554,994
Oil & Natural Gas	407,536	9,776,280
Reliance Energy Ventures	1,021,576 a	763,475
Reliance Industries	852,708	17,725,555
State Bank of India, GDR	340,000 b	14,756,000
Tata Consultancy Services	10,300	396,582
Union Bank of India	487,451	1,133,484
		105,088,653
Indonesia--1.5%		
Bank Mandiri Persero	10,541,900	1,924,993
Gudang Garam	5,317,700	5,487,200
Indofood Sukses Makmur	41,719,500	4,237,313
Indosat	5,337,500	2,883,576
Telekomunikasi Indonesia	7,756,200	5,908,289
		20,441,371
Israel--1.5%		
Bank Hapoalim	949,744	4,430,599
Bank Leumi Le-Israel	677,475	2,543,340
Check Point Software Technologies	470,100 a	9,082,332
Nice Systems, ADR	18,000 a	489,600
Super-Sol	1,299,594 a	3,775,517
		20,321,388
Malaysia--5.3%		
AMMB Holdings	6,388,100	4,433,493
Bumiputra-Commerce Holdings	2,725,900	4,579,452
Digi.Com	339,500	944,354
Gamuda	7,233,300	6,852,810
Genting	1,571,600	9,738,639
Kuala Lumpur Kepong	1,525,500	4,243,335
Malayan Banking	4,612,400	13,846,092
Maxis Communications	382,100	931,310
MK Land Holdings	1,545,000	274,449
Resorts World	2,533,700	8,513,120
RHB Capital	714,300	493,774
Sime Darby	10,505,400	17,214,853
		72,065,681
Mexico--6.1%		
Alfa, Cl. A	110,400	506,422
Cemex, ADR	13,000	740,610
Cemex, CPO (Units)	1,112,642	6,323,882
Coca-Cola Femsa, ADR	490,730	15,168,464
Consorcio ARA, Ser. *	50,000	207,304
Controladora Comercial Mexicana (Units)	7,093,400	11,106,903
Desc, Ser. B	1,374,233 a	1,296,526
Embotelladoras Arca	1,098,000	2,692,696
Fomento Economico Mexicano, ADR	10,200	875,058
Grupo Aeroportuario del Sureste, ADR	239,300	8,176,881
Grupo Continental, Ser. *	3,047,500	4,959,984
Grupo Mexico, Ser. B	252,024	715,876
Kimberly-Clark de Mexico, Cl. A	1,986,200	6,728,130

Organizacion Soriana, Cl. B	273,100	1,180,478
Telefonos de Mexico, ADR	1,179,700	23,346,263
		84,025,477
Philippines--1.0%		
ABS-CBN Broadcasting	1,568,300 a	422,782
Banco de Oro Universal Bank, GDR	342,200 a,b	4,619,700
Bank of Philippine Islands	7,346,851	7,296,816
Manila Electric, Cl. B	2,878,000	1,225,029
		13,564,327
Poland--1.4%		
KGHM Polska Miedz	25,025	798,359
Powszechna Kasa Oszczednosci Bank Polski	891,741	10,091,898
Telekomunikacja Polska	1,351,997	8,463,721
		19,353,978
Russia--5.8%		
LUKOIL, ADR	469,000	36,300,600
MMC Norilsk Nickel, ADR	35,659	4,304,041
Novolipetsk Steel, GDR	286,000 b	6,578,000
OAO Gazprom, ADR	755,450	32,257,715
		79,440,356
South Africa--7.5%		
African Bank Investments	83,857	355,896
Alexander Forbes	2,300,119	4,778,546
Aveng	1,749,141	5,723,357
Barloworld	9,800	166,222
Bidvest Group	692,423	10,276,195
Foschini	60,781	487,958
Investec	13,268	677,281
Mittal Steel South Africa	338,837	3,167,735
Nampak	5,132,779	13,215,070
Nedbank Group	1,188,970	20,290,193
Network Healthcare Holdings	2,769,828	3,760,896
Sanlam	6,920,030	15,721,740
Sappi	1,300,271	16,017,020
Sasol	98,171	3,660,944
Steinhoff International Holdings	1,241,499	3,955,450
Telkom SA	31,189	661,843
Truworths International	106,499	381,663
		103,298,009
South Korea--18.5%		
Daegu Bank	38,900	625,489
Daelim Industrial	77,610	5,564,061
Daewoo Engineering & Construction	24,200	347,173
Dongbu Insurance	24,560	614,761
Hanmi Pharm	3,464	432,292
Hanwha Chem	364,900	3,780,840
Honam Petrochemical	6,340	325,721
Hyundai Department Store	24,249	2,059,470
Hyundai Development	7,230	362,608
Hyundai Mobis	88,820	6,944,949
Hyundai Motor	198,640	15,228,350
Industrial Bank of Korea	300,980	5,159,459
INTOPS	10,688	244,551
Kangwon Land	128,587	2,250,407
Kookmin Bank	300,784	24,039,095
Korea Electric Power	500,555	20,319,213
KT	52,990	2,249,596
KT, ADR	648,930	14,308,907
Kumho Tire	600,740	8,623,881
Kumho Tire, GDR	231,200 b	1,687,760
LG Chem	337,090	13,551,014
LG Electronics	268,310	19,196,449
LG Telecom	77,771 a	1,064,627
LG.Philips LCD	90,190 a	3,368,145

Lotte Shopping	9,668	3,570,058
Lotte Shopping, GDR	405,400 a,b	7,216,120
POSCO	50,870	13,029,962
POSCO, ADR	49,150	3,160,345
Pusan Bank	38,080	484,577
Samsung Electro-Mechanics	6,800	212,917
Samsung Electronics	43,312	27,653,299
Samsung SDI	86,840	7,261,785
Samsung Techwin	7,900	246,541
Shinhan Financial Group	166,020	7,505,947
SK	134,830	9,031,716
SK Telecom	21,044	4,943,533
SK Telecom, ADR	615,580	16,066,638
		252,732,256
Taiwan--16.2%		
Accton Technology	2,190,225 a	1,361,192
Advanced Semiconductor Engineering	1,835,355	1,882,454
Asia Cement	846,360	636,159
Benq	11,592,100	8,519,799
Catcher Technology	75,190	896,117
Cathay Financial Holding	4,216,000	9,187,953
Chi Mei Optoelectronics	175,000 a	204,853
China Development Financial Holding	657,000 a	245,500
China Motor	7,192,220	7,518,647
Chinatrust Financial Holding	14,766,481	11,809,827
Chunghwa Telecom, ADR	401,400	8,224,686
Compal Electronics	19,604,676	19,867,473
Delta Electronics	69,000	192,774
Elan Microelectronics	1,570,724	899,706
Far Eastern Textile	2,542,000	1,945,618
First Financial Holding	22,749,300 a	16,676,449
Formosa Chemicals & Fibre	5,041,200	7,849,912
Fubon Financial Holding	4,423,000	3,875,433
High Tech Computer	31,600	925,530
Nien Hsing Textile	2,056,000	1,128,451
Nien Made Enterprises	2,281,000	2,558,906
Novatek Microelectronics	57,909	330,223
Optimax Technology	5,081,284	5,214,588
Phoenix Precision Technology	304,357 a	703,610
Powerchip Semiconductor	10,435,000 a	6,987,524
Quanta Computer	14,389,433	21,455,306
Siliconware Precision Industries	383,084 a	484,878
SinoPac Financial Holdings	33,718,225	16,530,320
Sunplus Technology	5,127,669	6,077,406
Taiwan Cement	3,346,000	2,826,910
Taiwan Mobile	6,812,806	6,809,779
Taiwan Semiconductor Manufacturing, ADR	51,500	487,705
Unimicron Technology	126,000	206,493
United Microelectronics	57,673,931 a	35,860,629
Wan Hai Lines	889,000	621,937
Yageo	29,421,960 a	11,245,308
		222,250,055
Thailand--2.3%		
Bank of Ayudhya	1,081,000	486,855
Charoen Pokphand Foods	20,310,700	2,855,520
Delta Electronics Thai	956,700	451,094
Kasikornbank	5,488,700	8,937,782
Krung Thai Bank	34,120,500	9,106,597
PTT	63,300	399,274
Siam Commercial Bank	5,266,900	7,751,162
Siam Makro	547,400	941,986
Thai Airways International	266,500	314,516
		31,244,786
Turkey--1.0%		

Anadolu Efes Biracilik ve Malt Sanayii	5,900	146,234
KOC Holding	379,100	1,469,660
Tupras Turkiye Petrol Rafine	466,856	7,862,526
Turkiye Garanti Bankasi	87,277	261,803
Turkiye Is Bankasi, Cl. C	715,890	4,185,693
		13,925,916

United States--.4%

iShares MSCI Emerging Markets Index Fund	7,700 a	721,490
Taro Pharmaceuticals Industries	364,200 a	4,392,252
		5,113,742

Total Common Stocks
(cost $1,000,487,705) **1,284,893,705**

Preferred Stocks--3.5%

Brazil

Banco Bradesco	13,100	397,592
Braskem, Cl. A	1,440,300	8,757,659
Centrais Eletricas Brasileiras, Cl. B	329,041	5,873,200
Cia de Tecidos do Norte de Minas	64,208	4,921,636
Cia Energetica de Minas Gerais	169,105	6,430,115
Cia Paranaense de Energia, Cl. B	772,461	6,320,199
Petroleo Brasileiro	31,200	593,582
Telecomunicacoes de Sao Paulo	274,027	5,144,939
Telemar Norte Leste, Cl. A	150,904	2,875,507
Telemig Celular Participacoes	3,346,453	5,980,441
Tim Participacoes	187,200	453,046
Usinas Siderurgicas de Minas Gerais, Cl. A	12,000	390,147

Total Preferred Stocks
(cost $38,025,060) **48,138,063**

Other Investment--.5%

Registered Investment Company;
Dreyfus Institutional Preferred Plus Money Market Fund
(cost $6,500,000) 6,500,000 d **6,500,000**

Total Investments (cost $1,045,012,765)	**97.9%**	**1,339,531,768**
Cash and Receivables (Net)	**2.1%**	**28,599,012**
Net Assets	**100.0%**	**1,368,130,780**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities
   may be resold in transactions exempt from registration, normally to qualified institutional buyers. At
   May 31, 2006, these securities amounted to $50,243,550 or 3.7% of net assets.

c   The value of this security has been determined in good faith under the direction of the Trust's Board.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference

to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Mellon Bond Fund
May 31, 2006 (Unaudited)

Bonds and Notes--98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables--2.1%				
Harley-Davidson Motorcycle Trust,				
Ser. 2003-4, Cl. A2	2.69	4/15/11	4,641,960	4,517,099
Harley-Davidson Motorcycle Trust,				
Ser. 2005-3, Cl. A2	4.41	6/15/12	2,365,000	2,322,461
Honda Auto Receivables Owner				
Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	6,940,000	6,693,734
Onyx Acceptance Grantor Trust,				
Ser. 2005-A, Cl. A4	3.91	9/15/11	4,910,000	4,773,066
				18,306,360
Asset-Backed Ctfs./Equipment--.3%				
CNH Equipment Trust,				
Ser. 2005-A, Cl. A4B	4.29	6/15/12	2,305,000	**2,248,040**
Bank & Finance--10.0%				
American Express,				
Notes	4.75	6/17/09	3,000,000	2,941,542
AXA Financial,				
Sr. Notes	7.75	8/1/10	5,000,000	5,373,260
Bank of America,				
Sub. Notes	7.40	1/15/11	4,385,000	4,696,361
Bank of America,				
Sub. Notes	7.80	2/15/10	6,380,000	6,834,671
Bear Stearns Cos.,				
Notes	4.50	10/28/10	2,000,000 a	1,911,122
Caterpillar Financial Services,				
Notes	5.05	12/1/10	4,540,000	4,443,806
CIT Group,				
Sr. Notes	7.75	4/2/12	4,365,000	4,772,630
Citigroup,				
Sr. Notes	6.20	3/15/09	1,825,000	1,858,257
European Investment Bank,				
Notes	5.25	6/15/11	4,510,000 a	4,502,635
Goldman Sachs Group,				
Gtd. Bonds	6.35	2/15/34	6,455,000	6,080,791
HSBC Holdings,				
Sub. Notes	6.50	5/2/36	4,500,000	4,473,238
John Deere Capital,				
Notes	7.00	3/15/12	2,560,000	2,725,960
JP Morgan & Co.,				
Sub. Notes	6.25	1/15/09	1,800,000	1,824,768
Kreditanstalt fuer Wiederaufbau,				
Gov't Gtd. Notes	3.75	1/24/08	7,530,000	7,346,132
Landwirtschaftliche Rentenbank,				
Gov't Gtd. Notes	3.25	10/12/07	6,555,000 a	6,390,384
Lehman Brothers Holdings,				
Notes	4.25	1/27/10	5,200,000 a	4,970,415
Lehman Brothers Holdings,				
Notes	7.00	2/1/08	2,000,000	2,044,750
Merrill Lynch & Co.,				
Notes, Ser. C	4.13	9/10/09	3,250,000 a	3,117,439
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	7,210,000	6,630,237
PNC Funding,				
Sr. Notes	4.50	3/10/10	2,825,000	2,725,159

				85,663,557

Collateralized Mortgage Obligations--1.0%

Federal Home Loan Mortgage Corp.,				
Ser. SF1, Cl. A4	2.52	5/15/10	2,406,063	2,389,112
Federal Home Loan Mortgage Corp.,				
Ser. 1660, Cl. H	6.50	1/15/09	1,653,155	1,659,702
Federal National Mortgage Association,				
Ser. 1992-18, Cl. HC	7.50	3/25/07	115,867	116,124
Washington Mutual,				
Ser. 2004-AR9, Cl. A6	4.17	8/25/34	4,510,000 b	4,321,407
				8,486,345

Commercial & Professional Services--.9%

Seminole Tribe of Florida,				
Notes	5.80	10/1/13	8,300,000 c	**8,073,202**

Commercial Mortgage Pass-Through Ctfs.--3.3%

Asset Securitization,				
Ser. 1995-MD4, Cl. A1	7.10	8/13/29	253,386	255,952
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.43	1/15/46	3,870,000	3,799,697
CS First Boston Mortgage				
Securities, Ser. 2005-C2, Cl. A2	4.58	4/15/37	3,350,000	3,228,481
GS Mortgage Securities II,				
Ser. 2005-GG4, Cl. A4	4.76	7/10/39	1,850,000	1,714,856
GS Mortgage Securities II,				
Ser. 2006-GG6, Cl. A2	5.51	4/10/38	3,990,000	3,967,538
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	3,720,000	3,435,916
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-CB12, Cl. AM	4.95	9/12/37	3,075,000	2,871,828
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-CB11, Cl. A2	5.02	8/12/37	4,145,000	4,064,383
LB-UBS Commercial Mortgage Trust,				
Ser. 2006-C3, Cl. AM	5.71	3/15/39	5,055,000	4,993,707
				28,332,358

Food & Beverages--.4%

Diageo Finance,				
Gtd. Notes	5.50	4/1/13	3,805,000	**3,723,600**

Foreign Government--2.8%

Financement-Quebec,				
Gov't Gtd. Notes	5.00	10/25/12	4,875,000	4,720,175
Province of Ontario,				
Notes	5.13	7/17/12	3,500,000 a	3,435,943
Province of Ontario,				
Sr. Unsub. Notes	5.50	10/1/08	4,000,000	4,011,916
Republic of Italy,				
Bonds	4.00	6/16/08	5,730,000	5,584,853
United Mexican States,				
Notes	5.63	1/15/17	4,705,000	4,387,412
United Mexican States,				
Notes	6.63	3/3/15	1,480,000	1,501,460
				23,641,759

Industrial--3.3%

Devon Financing,				
Gtd. Notes	6.88	9/30/11	3,000,000	3,150,834
Emerson Electric,				
Notes	5.00	12/15/14	3,500,000	3,326,064
Fortune Brands,				
Notes	5.13	1/15/11	1,500,000	1,462,101

International Business Machines,				
Notes	4.38	6/1/09	3,000,000	2,918,121
International Business Machines,				
Debs.	7.00	10/30/25	2,000,000	2,175,406
Oracle & Ozark Holding,				
Notes	5.00	1/15/11	7,000,000 c	6,796,412
Rockwell Automation,				
Unsub. Notes	6.15	1/15/08	2,000,000	2,020,026
United Technologies,				
Notes	6.50	6/1/09	1,250,000	1,287,213
Wal-Mart Stores,				
Bonds	5.25	9/1/35	5,310,000	4,635,540
				27,771,717
Media & Telecommunications--5.3%				
AT & T,				
Sr. Unscd. Notes	5.88	8/15/12	4,320,000 a	4,312,475
AT & T,				
Notes	6.80	5/15/36	2,500,000 a	2,494,780
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	4,180,000	4,297,813
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	4,200,000	4,057,154
Comcast,				
Gtd. Notes	5.90	3/15/16	6,400,000	6,196,378
Embarq,				
Notes	7.08	6/1/16	2,000,000	2,005,928
News America Holdings,				
Gtd. Debs.	7.60	10/11/15	3,750,000	4,074,139
Sprint Capital,				
Notes	8.38	3/15/12	4,800,000	5,358,931
Univision Communications,				
Gtd. Notes	3.50	10/15/07	8,200,000	7,936,928
Univision Communications,				
Gtd. Notes	3.88	10/15/08	1,200,000	1,145,512
Verizon Global Funding,				
Notes	7.25	12/1/10	3,200,000	3,371,130
				45,251,168
Real Estate Investment Trusts--1.2%				
Brandywine Operating Partnership,				
Notes	5.63	12/15/10	3,000,000	2,951,445
ERP Operating,				
Notes	6.95	3/2/11	4,000,000	4,193,260
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	3,530,000	3,508,153
				10,652,858
Residential Mortgage Pass-Through Ctfs.--.2%				
Washington Mutual,				
Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	1,771,180	**1,607,398**
U.S. Government Agencies--11.7%				
Federal Farm Credit Bank,				
Bonds	4.13	4/15/09	6,740,000	6,532,071
Federal Farm Credit Bank,				
Notes	4.88	12/16/15	4,735,000	4,540,093
Federal Home Loan Bank System,				
Bonds, Ser. 527	4.00	4/25/07	5,000,000	4,940,165
Federal Home Loan Bank System,				
Bonds	4.25	5/16/08	4,410,000	4,325,108
Federal Home Loan Bank System,				
Bonds, Ser. 571	4.65	8/22/08	3,125,000	3,082,525
Federal Home Loan Bank System,				
Bonds, Ser. 649	5.25	10/3/07	5,860,000	5,847,811

Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	4,845,000	4,792,810
Federal Home Loan Mortgage Corp., Notes	4.50	10/11/07	3,905,000	3,862,658
Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	4,330,000	4,269,120
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	4,305,000	4,241,760
Federal Home Loan Mortgage Corp., Notes	4.90	11/3/08	5,520,000	5,446,860
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,370,000	3,347,050
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,760,000	2,740,382
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	6,685,000	6,669,571
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	5,220,000	5,224,332
Federal National Mortgage Association, Notes	4.00	5/9/07	4,845,000	4,783,032
Federal National Mortgage Association, Notes	4.13	6/16/08	4,925,000	4,814,631
Federal National Mortgage Association, Notes	4.50	8/15/08	3,185,000	3,132,317
Federal National Mortgage Association, Notes	4.75	8/25/08	3,125,000	3,088,841
Federal National Mortgage Association, Notes	4.88	4/15/09	4,695,000	4,642,500
Federal National Mortgage Association, Notes	5.20	11/8/10	4,625,000	4,562,932
Federal National Mortgage Association, Notes	5.25	4/4/08	4,735,000	4,720,435
				99,607,004

U.S. Government Agencies/Mortgage-Backed--32.0%

Federal Home Loan Mortgage Corp.:		
4.50%, 9/1/18 - 3/1/21	24,009,965	22,718,154
5.00%, 10/1/18 - 1/1/36	28,145,335	26,474,265
5.11%, 10/1/35	6,580,477 b	6,436,023
5.50%, 9/1/06 - 3/1/35	32,191,132	31,356,134
5.63%, 7/1/31	532,292 b	546,286
6.00%, 7/1/17 - 7/1/20	5,278,074	5,319,295
7.00%, 4/1/32	667,148	684,868
8.50%, 6/1/18	2,777,210	2,954,257
Federal National Mortgage Association:		
4.50%, 10/1/18 - 12/1/18	507,746	482,191
4.97%, 9/1/35	8,010,110 b	7,791,121
5.00%, 5/1/19 - 7/1/35	41,602,133	39,509,314
5.11%, 10/1/35	8,325,250 b	8,154,712
5.50%, 1/1/20 - 2/1/36	61,667,053	59,682,415
6.00%, 9/1/19 - 9/1/34	22,768,888	22,635,150
6.50%, 3/1/17 - 5/1/36	24,153,965	24,394,543
7.00%, 6/1/09 - 6/1/32	3,656,594	3,745,135
7.50%, 7/1/32	948,978	984,565
8.00%, 7/1/07 - 2/1/13	779,324	791,033
Government National Mortgage Association I:		
6.00%, 10/15/08 - 10/15/33	3,412,848	3,407,885
7.00%, 5/15/23 - 12/15/23	881,685	911,441
7.00%, 12/15/23	466,286	482,023
7.50%, 3/15/27	699,130	733,863
8.00%, 5/15/07 - 9/15/08	864,721	869,690
9.00%, 12/15/09	1,148,277	1,178,052

				272,242,415

U.S. Government Securities--23.0%

U.S. Treasury Bonds:

5.38%, 2/15/31			7,595,000	7,683,937
6.00%, 2/15/26			4,000,000	4,313,720
6.25%, 8/15/23			42,035,000	46,195,624

U.S. Treasury Inflation Protected

Securities 3.38%, 1/15/07			21,882,225 a,d	22,077,547

U.S. Treasury Notes:

4.00%, 11/15/12			29,150,000 a	27,453,178
4.13%, 8/15/10			8,155,000 a	7,880,095
4.25%, 1/15/11			22,335,000 a	21,617,845
4.25%, 8/15/15			10,000,000 a	9,362,510
4.38%, 12/15/10			8,300,000 a	8,081,461
4.50%, 11/15/15			12,220,000 a	11,643,827
4.50%, 2/15/16			10,030,000 a	9,549,272
6.00%, 8/15/09			19,520,000 a	20,079,638
				195,938,654

Utilities--.9%

FPL Group Capital,

Gtd. Debs.	6.13	5/15/07	6,000,000	6,031,512

Southern California Edison,

First Mortgage Bonds	4.65	4/1/15	2,200,000	2,014,206
				8,045,718

Total Bonds and Notes

(cost $868,058,053)				**839,592,153**

Other Investment--.9%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund				
(cost $7,541,000)			7,541,000 e	**7,541,000**

**Investment of Cash Collateral
for Securities Loaned--17.6%**

Registered Investment Company;				
Dreyfus Institutional Cash Advantage Plus Fund				
(cost $149,768,310)			149,768,310 e	**149,768,310**

Total Investments (cost $1,025,367,363)			**116.9%**	**996,901,463**
Liabilities, Less Cash and Receivables			**(16.9%)**	**(144,138,213)**
Net Assets			**100.0%**	**852,763,250**

a   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities
     on loan is $144,831,482 and the total market value of the collateral held by the fund is $149,768,310.

b   Variable rate security--interest rate subject to periodic change.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
     resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these
     securities amounted to $14,869,614 or 1.7% of net assets.

d   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Mellon Intermediate Bond Fund
May 31, 2006 (Unaudited)

Bonds and Notes--98.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables--2.5%				
Harley-Davidson Motorcycle Trust,				
Ser. 2003-4, Cl. A2	2.69	4/15/11	2,465,729	2,399,405
Harley-Davidson Motorcycle Trust,				
Ser. 2005-3, Cl. A2	4.41	6/15/12	2,350,000	2,307,731
Honda Auto Receivables Owner				
Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	4,660,000	4,494,640
Nissan Auto Receivables Owner				
Trust, Ser. 2004-A, Cl. A4	2.76	7/15/09	3,550,000	3,443,492
Onyx Acceptance Grantor Trust,				
Ser. 2005-A, Cl. A4	3.91	9/15/11	3,150,000	3,062,150
				15,707,418
Asset-Backed Ctfs./Equipment--1.0%				
Caterpillar Financial Asset Trust,				
Ser. 2005-A, Cl. A4	4.10	6/25/10	2,700,000	2,633,102
CNH Equipment Trust,				
Ser. 2005-A, Cl. A4B	4.29	6/15/12	1,660,000	1,618,979
John Deere Owner Trust,				
Ser. 2004-A, Cl. A4	3.02	3/15/11	2,245,000	2,177,747
				6,429,828
Bank & Finance--16.6%				
American Express,				
Notes	4.75	6/17/09	2,000,000 a	1,961,028
AXA Financial,				
Sr. Notes	6.50	4/1/08	1,200,000	1,218,806
AXA Financial,				
Sr. Notes	7.75	8/1/10	3,625,000	3,895,614
Bank of America,				
Sub. Notes	7.40	1/15/11	3,805,000	4,075,178
Bank of America,				
Sub. Notes	7.80	2/15/10	5,125,000	5,490,233
Bank of New York,				
Sr. Notes, Ser. E	3.63	1/15/09	4,000,000 a	3,817,896
Bear Stearns Cos.,				
Notes	4.50	10/28/10	2,100,000	2,006,678
Caterpillar Financial Services,				
Notes	5.05	12/1/10	4,975,000	4,869,590
CIT Group,				
Sr. Notes	7.75	4/2/12	3,665,000	4,007,260
Citigroup,				
Sr. Notes	6.20	3/15/09	4,400,000	4,480,181
European Investment Bank,				
Notes	5.25	6/15/11	6,915,000 a	6,903,708
General Electric Capital,				
Notes	5.50	4/28/11	5,265,000 a	5,250,595
Goldman Sachs Group,				
Notes	4.75	7/15/13	5,400,000	5,051,781
HSBC Finance,				
Notes	4.75	7/15/13	5,400,000	5,031,634
International Lease Finance,				
Notes	4.35	9/15/08	3,500,000	3,403,558

John Deere Capital,				
Notes	7.00	3/15/12	3,660,000	3,897,270
Kreditanstalt fuer Wiederaufbau,				
Gov't Gtd. Notes	3.75	1/24/08	9,470,000	9,238,761
Landwirtschaftliche Rentenbank,				
Gov't Gtd. Notes	3.25	10/12/07	8,320,000	8,111,060
Lehman Brothers Holdings,				
Notes	4.25	1/27/10	2,400,000 a	2,294,038
Lehman Brothers Holdings,				
Notes	7.00	2/1/08	1,680,000	1,717,590
Merrill Lynch & Co.,				
Notes, Ser. C	4.13	9/10/09	6,700,000	6,426,720
Morgan Stanley,				
Unsub. Bonds	6.75	4/15/11	5,895,000	6,160,139
Wachovia,				
Sub. Notes	6.38	2/1/09	4,000,000	4,069,080
				103,378,398

Collateralized Mortgage Obligations--.3%

Federal Home Loan Mortgage Corp.,				
Ser. 2134, Cl. PM	5.50	3/15/14	2,063,873	**2,061,561**

Commercial & Professional Services--.9%

Seminole Tribe of Florida,				
Notes	5.80	10/1/13	5,600,000 b	**5,446,980**

Commercial Mortgage Pass-Through Ctfs.--3.4%

Citigroup/Deutsche Bank Commercial				
Mortgage, Ser. 2006-CD2, Cl. A3	5.61	1/15/46	3,735,000	3,667,149
CS First Boston Mortgage				
Securities, Ser. 2005-C2, Cl. A2	4.58	4/15/37	2,800,000	2,698,432
GS Mortgage Securities II,				
Ser. 2005-GG4, Cl. A4	4.76	7/10/39	2,800,000	2,595,458
GS Mortgage Securities II,				
Ser. 2006-GG6, Cl. A2	5.51	4/10/38	5,870,000	5,836,954
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	2,405,000	2,221,338
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-CB12, Cl. AM	4.95	9/12/37	1,985,000	1,853,846
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-CB11, Cl. A2	5.02	8/12/37	2,645,000	2,593,557
				21,466,734

Food & Beverages--.4%

Diageo Finance,				
Gtd. Notes	5.50	4/1/13	2,670,000	**2,612,881**

Foreign Government--2.7%

Financement-Quebec,				
Gov't Gtd. Notes	5.00	10/25/12	6,330,000	6,128,965
Province of Ontario,				
Notes	5.13	7/17/12	2,200,000 a	2,159,736
Republic of Italy,				
Bonds	4.00	6/16/08	7,315,000	7,129,704
United Mexican States,				
Notes	6.63	3/3/15	1,064,000	1,079,428
				16,497,833

Industrials--4.6%

Devon Financing,				
Gtd. Notes	6.88	9/30/11	4,000,000	4,201,112

Emerson Electric,				
Notes	4.63	10/15/12	3,000,000	2,854,893
Fortune Brands,				
Notes	5.13	1/15/11	1,500,000	1,462,101
IBM,				
Notes	4.38	6/1/09	5,000,000	4,863,535
Oracle & Ozark Holding,				
Notes	5.00	1/15/11	7,000,000 b	6,796,412
Rockwell Automation,				
Unsub. Notes	6.15	1/15/08	3,425,000	3,459,295
Wal-Mart Stores,				
Sr. Notes	6.88	8/10/09	4,500,000	4,680,243
				28,317,591
Media & Telecommunications--5.9%				
AT & T,				
Sr. Unscd. Notes	5.88	8/15/12	3,045,000 a	3,039,696
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	3,500,000	3,598,648
Cisco Systems,				
Sr. Unscd. Notes	5.25	2/22/11	5,000,000 a	4,928,940
Comcast,				
Gtd. Notes	5.90	3/15/16	4,555,000	4,410,078
Embarq,				
Notes	6.74	6/1/13	1,000,000 a	1,002,633
Embarq,				
Notes	7.08	6/1/16	600,000	601,778
News America,				
Gtd. Sr. Notes	4.75	3/15/10	4,115,000	3,997,282
Sprint Capital,				
Notes	8.38	3/15/12	5,250,000	5,861,331
Univision Communications,				
Sr. Gtd. Notes	3.50	10/15/07	3,120,000	3,019,904
Univision Communications,				
Sr. Gtd. Notes	3.88	10/15/08	3,575,000	3,412,670
Verizon Global Funding,				
Notes	7.25	12/1/10	2,400,000	2,528,347
				36,401,307
Real Estate Investment Trusts--1.2%				
Brandywine Operating Partnership,				
Notes	5.63	12/15/10	3,000,000	2,951,445
ERP Operating,				
Notes	6.95	3/2/11	1,875,000	1,965,591
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	2,580,000	2,564,032
				7,481,068
U.S. Government Agencies--17.6%				
Federal Farm Credit Bank,				
Bonds	4.13	4/15/09	6,730,000	6,522,380
Federal Farm Credit Bank,				
Notes	4.88	12/16/15	4,720,000	4,525,711
Federal Home Loan Bank System,				
Bonds	4.25	5/16/08	6,495,000	6,369,971
Federal Home Loan Bank System,				
Bonds, Ser. 527	4.00	4/25/07	6,805,000	6,723,564
Federal Home Loan Bank System,				
Bonds, Ser. 571	4.65	8/22/08	3,155,000	3,112,117
Federal Home Loan Bank System,				
Bonds, Ser. 649	5.25	10/3/07	6,270,000	6,256,958

Federal Home Loan Mortgage Corp., Bonds	4.63	8/15/08	5,030,000	4,959,278
Federal Home Loan Mortgage Corp., Notes	4.50	8/22/07	6,460,000	6,390,413
Federal Home Loan Mortgage Corp., Notes	4.50	10/11/07	6,145,000	6,078,370
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	4,960,000	4,887,138
Federal Home Loan Mortgage Corp., Notes	4.90	11/3/08	4,190,000	4,134,483
Federal Home Loan Mortgage Corp., Notes	5.00	12/28/07	3,500,000	3,476,165
Federal Home Loan Mortgage Corp., Notes	5.33	2/27/09	2,730,000	2,710,595
Federal Home Loan Mortgage Corp., Notes	5.50	4/24/09	4,935,000	4,923,610
Federal Home Loan Mortgage Corp., Notes	5.75	5/23/11	5,750,000	5,754,772
Federal National Mortgage Association, Notes	4.00	5/9/07	6,405,000	6,323,080
Federal National Mortgage Association, Notes	4.13	6/16/08	5,625,000	5,498,944
Federal National Mortgage Association, Notes	4.50	8/15/08	2,750,000	2,704,512
Federal National Mortgage Association, Notes	4.75	8/25/08	3,045,000	3,009,766
Federal National Mortgage Association, Notes	4.88	4/15/09	4,990,000	4,934,202
Federal National Mortgage Association, Notes	5.20	11/8/10	3,275,000	3,231,050
Federal National Mortgage Association, Notes	5.25	4/4/08	7,135,000	7,113,053
				109,640,132

U.S. Government Agencies/Mortgage-Backed--1.3%

Federal Home Loan Mortgage Corp.:			
3.50%, 5/1/08		982,659	933,526
4.50%, 11/1/07		993,950	983,384
4.92%, 11/1/32		773,079 c	777,418
Federal National Mortgage Association:			
5.00%, 10/1/18		4,277,927	4,145,568
7.00%, 6/1/09		227,445	229,362
Government National Mortgage Association I:			
6.50%, 9/15/13		546,223	557,486
8.00%, 2/15/08		158,540	159,976
			7,786,720

U.S. Government Securities--38.7%

U.S. Treasury Inflation Protected Securities			
4.04%, 1/15/07		14,512,499 a,d	14,642,038
U.S. Treasury Notes:			
4.00%, 11/15/12		29,385,000 a	27,674,499
4.13%, 8/15/10		7,680,000 a	7,421,107
4.13%, 5/15/15		1,375,000 a	1,277,719
4.25%, 1/15/11		36,475,000 a	35,303,824
4.25%, 8/15/15		9,995,000 a	9,357,829
4.38%, 5/15/07		6,720,000 a	6,676,925
4.38%, 8/15/12		4,560,000 a	4,396,296
4.50%, 11/15/15		32,010,000 a	30,500,728
4.50%, 2/15/16		5,360,000 a	5,103,101

5.50%, 2/15/08			52,750,000 a	53,186,770
6.00%, 8/15/09			44,175,000 a	45,441,497
				240,982,333
Utilities--1.1%				
Alabama Power,				
Sr. Notes, Ser. CC	3.50	11/15/07	3,675,000	3,574,577
FPL Group Capital,				
Gtd. Debs.	6.13	5/15/07	3,250,000	3,267,069
				6,841,646
Total Bonds and Notes				
(cost $628,548,089)				**611,052,430**

Other Investment--.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $5,692,000)	5,692,000 e	**5,692,000**

Investment of Cash Collateral for Securities Loaned--42.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $264,419,545)	264,419,545 e	**264,419,545**

Total Investments (cost $898,659,634)	**141.6%**	**881,163,975**
Liabilities, Less Cash and Receivables	**(41.6%)**	**(259,001,152)**
Net Assets	**100.0%**	**622,162,823**

a All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities on loan is $256,710,272 and the total market value of the collateral held by the fund is $264,419,545.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $12,243,392 or 2.0% of net assets.

c Variable rate security--interest rate subject to periodic change.

d Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Mellon Short-Term U.S. Government Securities Fund
May 31, 2006 (Unaudited)

Bonds and Notes--97.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--41.3%				
Federal Farm Credit Bank,				
Bonds	1.88	1/16/07	2,000,000	1,957,794
Federal Home Loan Bank System,				
Bonds	4.00	4/5/07	1,315,000	1,300,617
Federal Home Loan Bank System,				
Bonds, Ser. 527	4.00	4/25/07	2,015,000	1,990,886
Federal Home Loan Bank System,				
Bonds, Ser. QP06	4.13	11/15/06	2,500,000	2,487,280
Federal Home Loan Bank System,				
Bonds	4.25	5/16/08	1,900,000	1,863,425
Federal Home Loan Bank System,				
Bonds, Ser. 571	4.65	8/22/08	1,205,000	1,188,622
Federal Home Loan Bank System,				
Bonds, Ser. 649	5.25	10/3/07	1,525,000	1,521,828
Federal Home Loan Mortgage Corp.,				
Notes, Ser. 3	3.00	4/25/07	1,060,000	1,038,496
Federal Home Loan Mortgage Corp.,				
Notes	4.50	8/22/07	1,885,000	1,864,695
Federal Home Loan Mortgage Corp.,				
Notes	4.50	10/11/07	1,415,000	1,399,657
Federal Home Loan Mortgage Corp.,				
Bonds	4.63	8/15/08	1,465,000	1,444,402
Federal Home Loan Mortgage Corp.,				
Notes	4.63	9/15/08	1,985,000	1,955,840
Federal Home Loan Mortgage Corp.,				
Notes	4.63	12/19/08	1,240,000	1,219,843
Federal Home Loan Mortgage Corp.,				
Notes	4.90	11/3/08	1,180,000	1,164,365
Federal Home Loan Mortgage Corp.,				
Notes	5.00	12/28/07	920,000	913,735
Federal Home Loan Mortgage Corp.,				
Notes	5.13	2/27/08	3,000,000	2,982,048
Federal Home Loan Mortgage Corp.,				
Notes	5.33	2/27/09	3,000,000	2,978,676
Federal Home Loan Mortgage Corp.,				
Notes	5.50	4/24/09	3,000,000	2,993,076
Federal National Mortgage				
Association, Notes, Ser. 1	3.55	1/12/07	3,545,000	3,506,799
Federal National Mortgage				
Association, Notes	3.55	2/16/07	3,425,000	3,382,622
Federal National Mortgage				
Association, Notes	4.00	5/9/07	1,850,000	1,826,339
Federal National Mortgage				
Association, Notes	4.10	4/18/07	1,375,000	1,360,513
Federal National Mortgage				
Association, Notes	4.13	6/16/08	1,870,000	1,828,093
Federal National Mortgage				
Association, Notes	4.50	8/15/08	1,770,000	1,740,722
Federal National Mortgage				
Association, Notes	4.75	8/25/08	1,205,000	1,191,057
Federal National Mortgage				
Association, Notes	4.88	4/15/09	1,225,000	1,211,302
Federal National Mortgage				
Association, Notes, Ser. 1	5.10	2/22/08	3,000,000	2,985,663
Federal National Mortgage				
Association, Notes	5.25	4/4/08	1,975,000	1,968,925
Federal National Mortgage				

Association, Notes	5.50	4/28/08	2,474,000	2,470,188
				55,737,508

U.S. Government Agencies/Mortgage-Backed--9.0%

Federal Home Loan Mortgage Corp.:

3.50%, 5/1/08 - 9/1/08		3,916,397	3,720,577
4.00%, 2/1/08 - 3/1/10		3,517,076	3,407,866
4.50%, 11/1/07 - 5/1/08		1,733,848	1,710,663
4.92%, 11/1/32		193,270 a	194,355
5.00%, 3/1/08 - 4/1/09		295,294	291,596
Ser. 2495, Cl. UC,			
5.00%, 7/15/32		174,973	170,818
5.63%, 7/1/31		54,594 a	56,029

Federal National Mortgage Association:

4.50%, 1/1/10		308,797	299,243
4.70%, 6/1/32		466,944 a	473,365
4.91%, 3/1/32		86,334 a	85,963
5.38%, 5/1/32		3,235 a	3,288
5.50%, 6/1/09		78,234	77,696
5.71%, 6/1/32		115,438 a	118,146
5.76%, 3/1/32		52,739 a	53,561
5.80%, 6/1/32		320,304 a	324,987
6.39%, 5/1/32		217,783 a	218,199
6.75%, 4/1/32		67,817 a	69,036

Government National Mortgage Association I,

6.00%, 12/15/08 - 4/15/09		911,688	914,733
			12,190,121

U.S. Government Securities--47.5%

U.S. Treasury Inflation Protected Securities

3.38%, 1/15/07		2,553,242 b,c	2,576,032

U.S. Treasury Notes:

3.00%, 11/15/07		14,500,000 c	14,088,780
4.13%, 8/15/10		1,580,000 c	1,526,738
4.38%, 5/15/07		770,000 c	765,064
4.75%, 11/15/08		12,815,000 c	12,734,906
5.50%, 2/15/08		15,000,000 c	15,124,200
5.63%, 5/15/08		4,425,000 c	4,474,250
6.00%, 8/15/09		12,555,000 c	12,914,952
			64,204,922

Total Bonds and Notes			
(cost $134,633,545)			**132,132,551**

Other Investment--1.6%

Registered Investment Company;

Dreyfus Institutional Preferred Plus Money Market Fund

(cost $2,149,000)		2,149,000 d	**2,149,000**

Investment of Cash Collateral
for Securities Loaned--44.6%

Registered Investment Company;

Dreyfus Institutional Cash Advantage Plus Fund

(cost $60,344,183)		60,344,183 d	**60,344,183**

Total Investments (cost $197,126,728)	**144.0%**	**194,625,734**
Liabilities, Less Cash and Receivables	**(44.0%)**	**(59,468,150)**
Net Assets	**100.0%**	**135,157,584**

a   Variable rate security--interest rate subject to periodic change.

b   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

c   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities
    on loan is $58,755,907 and the total market value of the collateral held by the fund is $60,344,183.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Mellon National Intermediate Municipal Bond Fund

May 31, 2006 (Unaudited)

Long-Term Municipal Investments--96.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.2%				
Alabama	5.00	6/1/09	2,295,000	2,380,626
Alabama Public School and College Authority, Capital Improvement	5.63	7/1/13	3,000,000	3,195,120
Birmingham Special Care Facilities Financing Authority-Baptist Medical Centers, Revenue (Baptist Health System Inc.)	5.00	11/15/15	5,260,000	5,351,103
Jefferson County, Limited Obligation School Warrants	5.00	1/1/24	3,500,000	3,584,140
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/13	1,365,000 [a]	1,344,689
Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA)	0/5.00	11/15/14	2,500,000 [a]	2,463,450
Alaska--.1%				
Anchorage, Electric Utility Revenue (Insured; MBIA)	8.00	12/1/10	1,000,000	1,167,590
Arizona--2.8%				
Arizona School Facilities Board, State School Improvement Revenue	5.00	7/1/08	1,625,000	1,669,070
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	6.35	7/1/10	550,000	603,895
Maricopa County Unified School District (Paradise Valley) (Insured; MBIA)	7.00	7/1/11	1,905,000	2,181,930
Maricopa County Unified School District (Scottsdale School)	6.60	7/1/12	1,250,000	1,435,900
Phoenix	6.25	7/1/16	1,250,000	1,470,088
Phoenix Civic Improvement Corp., Transit Excise Tax Revenue (Light Rail Project) (Insured; AMBAC)	5.00	7/1/16	6,000,000	6,353,340
Phoenix Industrial Development Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.60	12/1/29	425,000	435,506
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/10	1,000,000	1,043,050
Salt River Project Agricultural Improvement and Power District, Electric System Revenue	5.00	1/1/16	1,475,000	1,559,252
Salt River Project Agricultural				

Improvement and Power District, Electric System Revenue	5.00	1/1/17	1,000,000	1,053,120
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.70	12/1/11	1,000,000 b	1,092,480
Tucson	5.00	7/1/12	1,265,000	1,344,948
University Medical Center Corp., HR	5.25	7/1/16	2,310,000	2,403,185
California--19.6%				
Agua Caliente Band, Cahuilla Indians Revenue	4.00	7/1/06	300,000	300,144
Agua Caliente Band, Cahuilla Indians Revenue	5.60	7/1/13	1,815,000	1,884,678
Alameda Corridor Transportation Authority, Revenue (Insured; AMBAC)	0/5.25	10/1/21	5,000,000 a	3,832,050
California	5.75	3/1/08	190,000	191,858
California	6.60	2/1/09	510,000	546,592
California	5.50	6/1/10	3,685,000 b	3,929,242
California	5.50	6/1/10	1,045,000 b	1,114,263
California	5.00	11/1/11	655,000 b	697,156
California	5.00	11/1/12	345,000	363,099
California	5.50	6/1/20	270,000	284,151
California	5.25	11/1/26	10,500,000	11,021,955
California	5.50	11/1/33	3,900,000	4,216,212
California (Insured; FGIC)	5.75	3/1/09	80,000	80,797
California, Economic Recovery Bonds	5.00	7/1/16	15,400,000	16,261,014
California, GO (Various Purpose)	5.00	2/1/33	1,825,000	1,855,678
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Los Angeles County Securitization Corp.)	0/5.25	12/1/10	1,250,000 a	999,712
California Department of Water Resources, Power Supply Revenue	5.50	5/1/08	4,000,000	4,131,520
California Department of Water Resources, Power Supply Revenue (Insured; AMBAC)	5.38	5/1/12	5,000,000 b	5,473,650
California Educational Facilities Authority (Pepperdine University)	5.75	9/15/08	3,250,000 b	3,435,282
California Educational Facilities Authority (Stanford University)	5.00	11/1/11	3,000,000	3,200,070
California Housing Finance Agency, Home Mortgage Revenue (Insured; MBIA)	5.65	8/1/06	655,000	656,146
California Infrastructure and Economic Development Bank, Revenue (Clean Water State Revolving Fund)	5.00	10/1/17	2,500,000	2,643,100
California Municipal Finance Authority, SWDR (Waste Management Inc. Project)	4.10	9/1/09	1,000,000	998,950
California State Public Works Board, LR (Capitol East End Complex) (Insured; AMBAC)	5.25	12/1/19	5,000,000	5,331,350

California Statewide Communities Development Authority, MFHR (Archstone/Seascape Village Apartments)	5.25	6/1/08	4,000,000	4,070,400
California Statewide Communities Development Authority, MFHR (Equity Residential/Parkview Terrace Club Apartments)	5.20	6/15/09	3,000,000	3,076,530
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	3,470,000	3,563,135
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/35	7,000,000	7,146,720
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.85	8/1/06	1,250,000	1,250,600
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.80	1/15/20	1,505,000 a	1,405,805
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0/5.875	1/15/26	8,000,000 a	7,405,280
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	6,755,000 b	7,033,509
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	8,240,000 b	8,579,735
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/18	1,000,000	1,015,670
Kern High School District (Insured; MBIA)	6.40	2/1/12	2,750,000	3,077,387
Los Angeles Department of Water and Power, Power Systems Revenue (Insured; MBIA)	5.25	7/1/11	2,250,000	2,415,038
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/16	2,000,000	2,274,660
Los Angeles Unified School District, GO (Insured; MBIA)	5.13	7/1/21	20,000,000	21,020,600
Modesto Wastewater Treatment Facility, Revenue (Insured; MBIA)	6.00	11/1/09	500,000	538,155
Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) (Insured; AMBAC)	5.50	10/1/13	1,500,000	1,655,730
Sacramento Municipal Utility District, Electric Revenue	5.30	7/1/12	1,145,000	1,193,605
Sacramento Municipal Utility District, Electric Revenue (Insured; FGIC)	5.25	5/15/13	3,530,000	3,842,476
San Jose Redevelopment Agency, Tax Allocation (Merged Area				

Redevelopment) (Insured; MBIA)	6.00	8/1/09	420,000	449,694
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment) (Insured; MBIA)	6.00	8/1/09	205,000	219,602
Santa Margarita-Dana Point Authority, Revenue (Insured; MBIA)	7.25	8/1/07	500,000	520,790
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/13	3,010,000	3,310,067
Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA)	5.50	1/1/14	2,000,000	2,211,720
Westside Unified School District (Insured; AMBAC)	6.00	8/1/14	385,000	443,443
Colorado--3.7%				
Colorado Department of Transportation, Transportation Revenue, RAN (Insured; MBIA)	5.25	6/15/10	1,000,000	1,058,220
Colorado Educational and Cultural Facilities Authority, Revenue (Regis University Project) (Insured; Radian)	5.00	6/1/22	1,825,000	1,868,490
Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project)	5.00	1/15/20	1,250,000	1,275,737
Colorado Housing Finance Authority	6.75	4/1/15	110,000	112,116
Colorado Housing Finance Authority	6.70	10/1/16	70,000	70,713
Colorado Housing Finance Authority (Collateralized; FHA)	7.15	10/1/30	80,000	80,884
Colorado Housing Finance Authority (Single Family Program)	7.10	5/1/15	10,000	10,255
Colorado Housing Finance Authority (Single Family Program)	6.05	10/1/16	180,000	186,817
Colorado Housing Finance Authority (Single Family Program)	7.55	11/1/27	15,000	15,395
Colorado Housing Finance Authority (Single Family Program)	6.80	11/1/28	45,000	46,071
Colorado Housing Finance Authority (Single Family Program) (Insured; FHA)	6.75	10/1/21	285,000	287,950
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/16	3,565,000 a	2,904,619
E-470 Public Highway Authority, Revenue (Insured; MBIA)	0/5.00	9/1/17	3,500,000 a	2,849,350
Jefferson County School District (Insured; MBIA)	6.50	12/15/10	1,500,000	1,669,740
Northwest Parkway Public Highway Authority (Insured; AMBAC)	0/5.45	6/15/17	7,690,000 a	6,507,201
Northwest Parkway Public Highway Authority (Insured; FSA)	0/5.55	6/15/18	5,000,000 a	4,228,450
Northwest Parkway Public Highway Authority (Insured; AMBAC)	0/5.70	6/15/21	7,345,000 a	6,262,567
University of Colorado, Enterprise System Revenue	5.00	6/1/09	500,000	518,555
University of Colorado, Enterprise System Revenue	5.50	6/1/10	500,000	533,085
Connecticut--.3%				

Connecticut				
(Insured; AMBAC)	5.25	6/1/18	1,500,000	1,646,535
Connecticut Health and Educational				
Facilities Authority, Revenue				
(Yale University Issue)	5.13	7/1/27	300,000	308,811
Stamford	6.60	1/15/07	500,000	509,375
Florida--5.6%				
Florida Board of Education,				
Public Education Capital Outlay	5.50	6/1/10	1,750,000 b	1,880,427
Florida Board of Education,				
Public Education Capital				
Outlay (Insured; FSA)	5.20	6/1/23	10,000,000	10,326,700
Florida Municipal Loan Council,				
Revenue (Insured; MBIA)	5.75	11/1/15	520,000	563,493
Hillsborough County Aviation				
Authority, Revenue (Tampa				
International Airport)				
(Insured; AMBAC)	5.13	10/1/20	3,540,000	3,733,107
Hillsborough County Aviation				
Authority, Revenue (Tampa				
International Airport)				
(Insured; AMBAC)	5.13	10/1/21	3,675,000	3,872,605
Hillsborough County Educational				
Facilities Authority				
(University of Tampa Project)				
(Insured; Radian)	5.75	4/1/18	3,095,000	3,248,512
JEA, Saint Johns River Power Park				
System, Revenue	5.00	10/1/15	2,750,000	2,881,422
Key West Utility Board,				
Electric Revenue (Insured;				
AMBAC)	5.75	10/1/06	1,000,000	1,007,220
Lee County,				
Airport Revenue (Insured; FSA)	5.88	10/1/19	2,500,000	2,680,425
Miami-Dade County,				
Aviation Revenue, Miami				
International Airport (Hub of				
the Americas)	5.00	10/1/10	3,000,000	3,093,420
Miami-Dade County,				
Subordinate Special Obligation	0/5.00	10/1/22	2,000,000 a	1,439,520
Miami-Dade County,				
Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 a	1,316,040
Orlando and Orange County				
Expressway Authority,				
Expressway Revenue (Insured;				
AMBAC)	5.00	7/1/13	4,710,000	5,026,324
Orlando Utilities Commission,				
Water and Electric Revenue	5.25	10/1/20	5,000,000	5,333,500
Georgia--1.0%				
Chatham County Hospital Authority				
(Memorial Health Medical				
Center)	6.13	1/1/24	2,480,000	2,675,697
Crisp County Development				
Authority, EIR (International				
Paper Co. Project)	5.55	2/1/15	1,000,000	1,036,730
Georgia	5.40	11/1/10	1,000,000	1,070,670
Georgia	5.75	9/1/11	3,460,000	3,798,526
Illinois--3.0%				
Chicago,				
Gas Supply Revenue (People's				
Gas, Light and Coke Co.)	4.75	6/30/14	1,000,000	1,014,160

Chicago, SFMR (Collateralized; FNMA and GNMA)	4.70	10/1/17	150,000	150,357
Chicago Metropolitan Water Reclamation District (Chicago Capital Improvement)	7.25	12/1/12	8,500,000	10,130,725
Illinois Finance Authority, Gas Supply Revenue (People's Gas, Light and Coke Co.) (Insured; AMBAC)	4.30	6/1/16	2,500,000	2,499,400
Illinois Health Facilities Authority, Revenue (Loyola University Health System)	5.75	7/1/11	2,500,000	2,645,125
Lake County Community Unitary School District (Waukegan) (Insured; FSA)	5.63	12/1/11	3,150,000	3,338,023
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/09	1,000,000	1,110,640
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/10	1,620,000	1,853,134
Regional Transportation Authority (Insured; FGIC)	7.75	6/1/12	1,890,000	2,269,455
Indiana--.5%				
Indiana Municipal Power Agency, Power Supply System Revenue (Insured; AMBAC)	5.13	1/1/20	4,045,000	4,245,996
Iowa--.4%				
Muscatine, Electric Revenue (Insured; AMBAC)	5.50	1/1/11	3,000,000	3,217,140
Kentucky--.6%				
Kentucky Property and Buildings Commission, Revenue (Insured; FSA)	6.00	2/1/10	2,000,000 b	2,155,180
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	6.50	7/1/07	1,000,000	1,030,130
Kentucky Turnpike Authority, EDR (Revitalization's Projects) (Insured; AMBAC)	5.50	7/1/12	1,250,000	1,361,225
Louisiana--.7%				
Louisiana Citizens Property Insurance Corp., Assessment Revenue (Insured; AMBAC)	5.25	6/1/13	5,000,000	5,359,400
Maine--.2%				
Maine Municipal Bond Bank (Insured; FSA)	5.88	11/1/09	1,660,000 b	1,790,028
Massachusetts--4.8%				
Massachusetts, Consolidated Loan	5.75	9/1/09	500,000 b	535,810
Massachusetts, Consolidated Loan	5.25	11/1/12	3,000,000 b	3,228,210
Massachusetts, Consolidated Loan	5.00	8/1/14	3,000,000 b	3,189,480
Massachusetts Bay Transportation Authority, Sales Tax Revenue	5.50	7/1/16	5,000,000	5,549,200
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies)	4.75	2/1/15	4,135,000	4,255,825
Massachusetts Health and				

Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	7,500,000	8,116,200
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	351,939
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Project Number 6) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,142,100
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,035,000 b	2,209,562
Massachusetts Port Authority, Revenue	5.75	7/1/10	1,325,000	1,414,848
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/17	4,000,000	4,236,640
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	2,500,000	2,685,650
Weston	5.63	3/1/10	650,000 b	699,959
Weston	5.63	3/1/10	665,000 b	716,112
Michigan--1.0%				
Michigan Hospital Finance Authority, Revenue (Genesys Regional Medical Hospital)	5.50	10/1/08	1,505,000	1,565,456
Michigan Municipal Bond Authority, State Revolving Fund Revenue (Clean Water)	5.00	10/1/21	5,000,000	5,189,300
Michigan Municipal Bond Authority, State Revolving Fund Revenue (Drinking Water)	5.50	10/1/15	1,000,000	1,110,470
Minnesota--1.2%				
Minneapolis (Special School District Number 1) (Insured; FSA)	5.00	2/1/14	2,350,000	2,425,083
Minnesota, GO	5.00	8/1/13	2,500,000	2,678,775
Minnesota Housing Finance Agency (Residential Housing)	2.35	12/11/06	5,000,000	4,947,050
Mississippi--.8%				
Mississippi Higher Education Assistance Corp., Student Loan Revenue	6.05	9/1/07	30,000	30,039
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care)	5.00	9/1/24	5,845,000	5,865,341
Mississippi University Educational Building Corp., Revenue (Insured; MBIA)	5.25	8/1/16	400,000	433,716
Missouri--.7%				
Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program)	5.50	7/1/14	1,250,000	1,376,100
Missouri Highways and Transportation Commission, State Road Revenue	5.50	2/1/10	2,000,000	2,122,620
Missouri Highways and				

Transportation Commission, State Road Revenue	5.50	2/1/11	2,000,000	2,151,380
Nebraska--.3%				
Municipal Energy Agency of Nebraska, Power Supply System (Insured; FSA)	5.00	4/1/25	2,000,000	2,064,080
Nevada--.2%				
Humboldt County, PCR (Sierra Pacific) (Insured; AMBAC)	6.55	10/1/13	2,000,000	2,053,280
New Hampshire--.2%				
Nashua, Capital Improvement	5.50	7/15/18	560,000	605,030
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,000,000	1,041,330
New Jersey--7.8%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/18	5,000,000	5,647,050
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	5,000,000	5,657,850
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	5,000,000	5,667,900
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	6.85	12/1/09	4,000,000	4,339,000
Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue	7.00	12/1/09	1,000,000	1,089,580
New Jersey	6.00	2/15/11	1,000,000	1,094,050
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	4,400,000	4,695,020
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	4,000,000	4,165,400
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,000,000	1,039,110
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/17	2,000,000	2,101,360
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/18	1,300,000	1,362,309
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	5,375,000 [b]	5,751,411
New Jersey Economic Development Authority, Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) (Insured; FSA)	5.88	5/1/09	1,000,000 [c]	1,060,710
New Jersey Highway Authority, General Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/09	1,060,000	1,095,075

New Jersey Highway Authority, General Revenue (Garden State Parkway) (Insured; FGIC)	5.00	1/1/10	1,110,000	1,158,540
New Jersey Transit Corp., COP (Insured; AMBAC)	5.50	9/15/09	5,000,000	5,262,850
New Jersey Transit Corp., COP (Insured; AMBAC)	6.00	9/15/10	2,000,000 b	2,179,680
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/20	10,000,000 c	10,810,400
New Mexico--.4%				
New Mexico Finance Authority, Revenue (Public Project Revolving Fund) (Insured; AMBAC)	5.25	6/1/17	1,000,000	1,069,810
New Mexico Highway Commission, Tax Revenue	6.00	6/15/10	2,000,000 b	2,166,160
New York--11.1%				
Greece Central School District (Insured; FGIC)	6.00	6/15/10	225,000	244,395
Greece Central School District (Insured; FGIC)	6.00	6/15/11	950,000	1,048,990
Greece Central School District (Insured; FGIC)	6.00	6/15/12	950,000	1,062,309
Greece Central School District (Insured; FGIC)	6.00	6/15/13	950,000	1,074,687
Greece Central School District (Insured; FGIC)	6.00	6/15/14	950,000	1,080,197
Greece Central School District (Insured; FGIC)	6.00	6/15/15	950,000	1,085,175
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	10,000,000	10,820,500
Long Island Power Authority, Electric System Revenue	5.00	6/1/09	2,000,000	2,069,280
Metropolitan Transportation Authority, Commuter Facilities Revenue	5.50	7/1/11	1,000,000	1,043,770
Metropolitan Transportation Authority, Service Contract Revenue	5.50	7/1/16	5,000,000	5,512,350
Metropolitan Transportation Authority, State Service Contract	5.75	1/1/18	1,500,000	1,691,625
Nassau County, General Improvement (Insured; AMBAC)	5.10	11/1/07	3,000,000 b	3,119,910
New York City	7.00	8/1/06	300,000	301,662
New York City	5.75	8/1/07	265,000 b	274,058
New York City	5.00	8/1/12	5,105,000	5,390,421
New York City	5.75	8/1/12	280,000	288,406
New York City	5.75	8/1/13	1,650,000	1,769,889
New York City (Insured; XLCA)	5.50	8/1/10	2,000,000	2,136,360
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue (Insured; MBIA)	5.75	6/15/06	440,000 b	444,770
New York City Municipal Water Finance Authority, Water and				

Sewer Systems Revenue (Insured; MBIA)	5.75	6/15/26	815,000	823,835
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	2,000,000 b	2,197,300
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	825,000 b	906,386
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.13	5/15/10	175,000 b	192,264
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/26	6,565,000	6,842,634
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	3,000,000 d	3,229,650
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/27	6,900,000	7,181,037
New York State, GO	5.00	4/15/14	10,000,000	10,678,900
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	200,000	224,468
New York State Power Authority, General Purpose Revenue	7.00	1/1/10	300,000 b	333,192
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC)	5.50	4/1/07	500,000	508,055
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC)	5.50	4/1/11	1,000,000 b	1,087,550
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	2,000,000 b	2,182,140
New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA)	6.00	4/1/10	1,000,000 b	1,091,070
New York State Urban Development Corp., Revenue (Correctional Capital Facilities)	5.00	1/1/11	5,000,000	5,212,650
Orange County	5.50	11/15/07	250,000	256,953
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.50	6/1/19	5,000,000	5,395,400
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Insured; MBIA)	5.50	6/1/18	2,000,000	2,150,360
North Carolina--4.4%				
Charlotte	5.00	4/1/13	1,000,000	1,070,950
Concord, COP (Insured; MBIA)	5.50	6/1/11	1,000,000	1,075,720
Durham County	5.50	4/1/10	1,000,000	1,065,750
Guilford County, Public Improvement	5.10	10/1/10	1,500,000 b	1,608,570

Mecklenburg County	5.50	4/1/11	1,195,000	1,290,982
Mecklenburg County, Public Improvement	4.75	4/1/08	1,000,000	1,020,450
North Carolina, GO	5.00	2/1/12	10,000,000	10,648,100
North Carolina, GO	5.00	4/1/14	10,000,000	10,739,300
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.38	1/1/16	1,500,000	1,582,305
Raleigh Durham Airport Authority, Revenue (Insured; FGIC)	5.25	11/1/13	2,465,000	2,620,147
Wake County	5.75	2/1/10	2,000,000 b	2,176,040
Wake County Industrial Facilities and Pollution Control Financing Authority, Revenue (Carolina Power and Light Co.)	5.38	2/1/17	1,000,000	1,050,170
Ohio--2.6%				
Akron, Sewer Systems Revenue (Insured; AMBAC)	6.00	12/1/14	500,000	540,655
Butler County Transportation Improvement District (Insured; FSA)	6.00	4/1/08	1,000,000 b	1,059,870
Columbus	6.00	6/15/08	3,000,000	3,138,150
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/15	2,265,000	2,517,593
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	3,900,000	4,342,533
Erie County, Hospital Facilities Revenue (Firelands Regional Medical Center)	4.50	8/15/06	1,200,000	1,201,776
Ohio, GO Infrastructure Improvements	5.63	2/1/09	1,000,000	1,048,790
Ohio Building Authority (Juvenile Correction Facilities)	5.50	4/1/14	3,295,000	3,533,261
Ohio Building Authority (Sports Building Fund)	5.50	4/1/14	1,945,000	2,085,643
Ohio Housing Finance Agency, MFHR (Uptown Towers Apartments Project) (Collateralized; GNMA)	4.75	10/20/15	1,000,000	1,006,200
Toledo-Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project)	4.50	12/1/15	900,000	902,628
Oklahoma--.2%				
Oklahoma Capital Improvement Authority, State Highway Capital Improvement Revenue (Insured; MBIA)	5.00	6/1/06	1,200,000	1,200,000
Oklahoma Housing Finance Agency, SFMR (Collateralized; FNMA)	6.80	9/1/16	90,000	90,257
Oregon--.6%				
Jackson County School District (Central Point) (Insured; FGIC)	5.75	6/15/10	2,265,000 b	2,436,528
Jackson County School District (Eagle Point)	5.63	6/15/11	1,500,000 b	1,627,800

Portland, Urban Renewal and Redevelopment (Convention Center) (Insured; AMBAC)	5.75	6/15/18	1,150,000	1,243,093
Pennsylvania--2.6%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.25	6/15/15	1,620,000	1,706,557
Chester County	5.00	11/15/10	3,420,000	3,600,747
Pennsylvania, GO	5.00	1/1/16	10,000,000	10,686,500
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	2,165,000	2,285,049
Scranton-Lackawanna Health and Welfare Authority, Catholic Healthcare Revenue (Mercy Health) (Insured; MBIA)	5.10	1/1/07	100,000	100,861
State Public School Building Authority, College Revenue (Harrisburg Community College) (Insured; MBIA)	6.25	4/1/08	795,000	831,212
Swarthmore Borough Authority, College Revenue	5.00	9/15/11	1,000,000	1,059,750
Swarthmore Borough Authority, College Revenue	5.00	9/15/12	1,400,000	1,490,132
Rhode Island--.1%				
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	4.50	11/1/17	795,000	799,857
Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA)	5.00	11/1/22	250,000	257,560
South Carolina--4.1%				
Georgetown County School District, GO (Insured; FSA)	5.00	3/1/15	5,000,000	5,321,500
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/10	10,000,000	10,544,700
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.25	12/1/11	5,650,000	6,002,165
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	3,000,000 b	3,357,540
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	3,000,000	3,279,930
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/24	1,000,000	1,023,220
Newberry Investing in Children's				

Education, Installment Purchase Revenue (School District of Newberry County, South Carolina Project)	5.25	12/1/20	1,000,000	1,038,800
South Carolina, GO State School Facilities	5.00	1/1/09	1,000,000	1,033,590
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	1,000,000	984,580
South Carolina Jobs and Economic Development Authority, Hospital Facilities Revenue (Georgetown Memorial Hospital) (Insured; Radian)	5.25	2/1/21	1,250,000	1,302,950
Tennessee--.0%				
Shelby County Health Educational and Housing Facilities Board, Revenue (Saint Judes Children's Research)	5.00	7/1/09	200,000	204,070
Texas--3.8%				
Austin Independent School District (Permanent School Fund Guaranteed)	5.70	8/1/06	1,530,000 b	1,535,630
Cypress-Fairbanks Independent School District, Tax Schoolhouse (Permanent School Fund Guaranteed)	5.25	2/15/26	10,000,000	10,581,900
Dallas/Fort Worth, International Airport, Joint Revenue (Insured; XLCA)	5.00	11/1/14	5,000,000	5,146,750
Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	1,000,000	1,050,500
Harris County, Toll Road Revenue (Insured; FGIC)	6.00	8/1/09	5,150,000	5,493,453
Laredo Independent School District (Permanent School Fund Guaranteed)	6.00	8/1/09	1,000,000 b	1,067,830
Lewisville Independent School District Building Bonds (Permanent School Fund Guaranteed)	7.50	8/15/06	650,000	655,298
Lewisville Independent School District Building Bonds (Permanent School Fund Guaranteed)	7.50	8/15/07	600,000	627,246
Mission Consolidated Independent School District (Permanent School Fund Guaranteed)	5.88	2/15/08	1,690,000 b	1,751,381
San Antonio, Electric and Gas Revenue General Improvement	5.90	2/1/10	500,000 b	536,815
Texas Municipal Power Agency, Revenue (Insured; FGIC)	4.40	9/1/11	2,750,000	2,765,043
Utah--.6%				
Intermountain Power Agency, Power Supply Revenue (Insured; FSA)	6.25	7/1/09	750,000	803,070

Intermountain Power Agency, Power Supply Revenue (Insured; MBIA)	6.00	7/1/08	4,200,000	4,390,554
Vermont--.6%				
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/11	2,000,000	2,224,980
Burlington, Electric Revenue (Insured; MBIA)	6.25	7/1/12	2,500,000	2,817,500
Virginia--1.2%				
Chesterfield County Industrial Development Authority, PCR	5.88	6/1/17	3,000,000	3,229,080
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.)	5.25	12/1/08	3,000,000	3,046,440
Newport News Industrial Development Authority, Revenue (Advanced Shipbuilding Carrier)	5.50	9/1/10	1,000,000	1,069,400
Virginia Commonwealth Transportation Board (Federal Highway Reimburesment Notes)	5.00	9/27/12	2,000,000	2,130,300
Washington--.3%				
Seattle Municipal Light and Power, Revenue	5.50	12/1/10	1,000,000	1,065,750
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	380,000	405,183
Washington Public Power Supply System, Revenue (Nuclear Project Number 1)	7.00	7/1/08	620,000	659,674
Washington Public Power Supply System, Revenue (Nuclear Project Number 1) (Insured; MBIA)	6.00	7/1/06	500,000	501,045
West Virginia--.6%				
Monongalia County Building Commission, HR (Monongalia General Hospital)	5.25	7/1/20	4,415,000	4,559,680
Wisconsin--.2%				
Kenosha, Waterworks Revenue (Insured; FGIC)	5.00	12/1/12	750,000	784,372
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group Inc.) (Insured; FSA)	5.75	11/15/07	500,000	514,420
U.S. Related--5.2%				
Puerto Rico Commonwealth	6.00	7/1/08	1,500,000	1,550,985
Puerto Rico Commonwealth	5.00	7/1/12	2,000,000	2,064,980
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/11	950,000	1,056,400
Puerto Rico Commonwealth (Insured; MBIA)	6.25	7/1/13	1,380,000	1,573,931
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	2,000,000	2,104,160
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	6.50	7/1/06	625,000	626,494

Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/15	2,000,000	2,176,840
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	3,940,000	4,180,419
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	10,000,000	10,384,700
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	4,000,000	4,152,680
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	150,000	160,796
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	1,405,000 b	1,534,105
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.88	7/1/10	2,595,000 b	2,829,329
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/14	1,000,000	1,072,000
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/15	1,000,000	1,073,080
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	2,000,000	2,155,560
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.75	7/1/17	1,945,000	2,137,438
Puerto Rico Public Buildings Authority, Government Facility Revenue (Insured; AMBAC)	6.25	7/1/10	750,000	819,608
University of Puerto Rico, University Revenue (Insured; MBIA)	6.25	6/1/08	750,000	786,615
Total Long-Term Municipal Investments (cost $774,640,597)				**791,451,287**

Short-Term Municipal Investments--3.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--.4%				
Jacksonville Health Facilities Authority, HR (Genesis Rehabilitation Hospital Project) (LOC; Bank of America)	3.54	6/1/06	3,145,000 e	3,145,000
Illinois--.1%				
Illinois Health Facilities Authority, Revenue (Resurrection Health Care) (LOC; JPMorgan Chase Bank)	3.55	6/1/06	800,000 e	800,000
Kansas--.4%				
University of Kansas Hospital Authority, Health Facilities Revenue (KU Health System) (LOC; Bank of Montreal)	3.52	6/1/06	3,090,000 e	3,090,000
Minnesota--.2%				
Arden Hills,				

Housing and Health Care Facilities Revenue (Presbyterian Homes of Arden Hills, Inc. Project) (LOC; U.S. Bancorp)	3.57	6/1/06	2,000,000 e	2,000,000
Missouri--.1%				
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Southwest Baptist University Project) (LOC; Bank of America)	3.57	6/1/06	1,050,000 e	1,050,000
Tennessee--1.4%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.54	6/1/06	1,300,000 e	1,300,000
Tennessee School Bond Authority, CP	3.53	6/13/06	10,000,000	10,000,700
Texas--1.2%				
Texas, TRAN	4.50	8/31/06	10,000,000	10,025,500
Total Short-Term Municipal Investments (cost $31,422,525)				**31,411,200**
Total Investments (cost $806,063,122)			**100.1%**	**822,862,487**
Liabilities, Less Cash and Receivables			**(.1%)**	**(571,861)**
Net Assets			**100.0%**	**822,290,626**

a Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Purchased on a delayed delivery basis.

d Subject to interest rate change on November 1, 2011.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract

GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement of Financial Futures   5/31/2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 5/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 10 Year Note	295	(30,951,953)	September 2006	71,445
U.S. Treasury Futures 30 Year Bond	116	(12,321,375)	September 2006	38,063
				109,508

STATEMENT OF INVESTMENTS

Mellon National Short-Term Municipal Bond Fund

May 31, 2006 (Unaudited)

Long-Term Municipal Investments--97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--4.8%				
Alabama	5.25	6/1/07	1,205,000	1,224,569
Alabama Water Pollution Control Authority, Revolving Fund Loan (Insured; AMBAC)	5.00	8/15/07	1,000,000	1,016,320
Jefferson County, Limited Obligation School Warrants	5.00	1/1/07	2,500,000	2,518,350
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.13	2/1/09	3,000,000 a	3,130,920
Arizona--3.2%				
Chandler Industrial Development Authority, IDR (Intel Corp. Project)	4.38	12/1/10	5,200,000	5,249,712
California--7.6%				
Agua Caliente Band, Cahuilla Indians Revenue	4.00	7/1/06	200,000	200,096
Aqua Caliente Band, Cahuilla Indians Revenue	4.60	7/1/08	800,000	804,800
California Economic Recovery	5.00	7/1/08	2,500,000	2,561,725
California Department of Water Resources, Power Supply Revenue	5.50	5/1/08	3,500,000	3,615,080
California Statewide Communities Development Authority, MFHR (Clara Park / Cypress Sunrise / Wysong Plaza Apartments) (Collateralized; GNMA)	4.55	1/20/16	1,335,000	1,332,771
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.85	8/1/06	1,000,000	1,000,480
California Statewide Communities Development Authority, Revenue (Kaiser Permanete)	2.63	5/1/08	2,000,000	1,938,000
Del Mar Race Track Authority, Revenue	5.00	8/15/09	1,080,000	1,112,130
Colorado--.6%				
Colorado Health Facilities Authority, Revenue (Evangelical Lutheran Hospital)	3.75	6/1/09	1,000,000	983,210
Connecticut--4.0%				
Connecticut Development Authority, PCR (Connecticut Light and				

Power Co. Project)	5.85	9/1/28	3,000,000	3,155,160
Mashantucket Western Pequot Tribe	6.50	9/1/06	2,970,000 b	2,992,216
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement	5.00	1/1/08	400,000	405,912

Florida--8.3%

Escambia County Health Facilities Authority, Revenue (Ascension Health Credit)	5.00	11/15/06	1,000,000	1,006,330
Escambia County Health Facilities Authority, Revenue (Ascension Health Credit)	5.00	11/15/07	400,000	407,240
Florida, Preservation 2000 Revenue (Department of Environmental Protection) (Insured; FSA)	5.25	7/1/13	5,000,000	5,188,950
Florida, Turnpike Revenue (Department of Transportation) (Insured; MBIA)	5.50	7/1/08	4,840,000	5,021,355
Florida Board of Education, Public Education	5.38	6/1/08	1,000,000	1,026,040
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/07	500,000	507,475
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/08	500,000	511,800

Illinois--.1%

Chicago Transit Authority, Capital Grant Receipt Revenue (Douglas Branch Reconstruction) (Insured; AMBAC)	5.00	6/1/07	100,000	100,000

Kansas--4.5%

Burlington, PCR (Kansas Gas and Electric Co. Project) (Insured; MBIA)	2.65	6/1/06	2,500,000	2,500,000
The Unified Government of Wyandotte County/Kansas City, Tax Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	3.75	12/1/12	5,000,000	4,979,150

Kentucky--.6%

Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare Inc.)	6.25	10/1/12	1,000,000	1,067,620

Massachusetts--4.4%

Massachusetts				
Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,000,000	2,158,560
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies)	3.50	2/1/08	975,000	969,852
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.38	7/1/17	1,000,000	1,024,030
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College)	4.00	10/15/07	1,220,000	1,223,477
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	1,890,000	1,880,512
Michigan--2.0%				
Michigan Building Authority, Revenue (Facilities Program)	5.50	10/15/06	1,250,000	1,259,400
Michigan Hospital Finance Authority, HR (Henry Ford Health System)	5.10	11/15/07	1,000,000	1,016,940
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/07	1,000,000	1,015,280
Minnesota--1.2%				
Minnesota Housing Finance Agency (Residential Housing)	2.35	12/11/06	2,000,000	1,978,820
Mississippi--.6%				
Mississippi Business Finance Corp., SWDR (Waste Management, Inc. Project)	4.40	3/1/11	1,000,000	1,003,220
Missouri--.6%				
Blue Springs Neighborhood Improvement District, Limited GO Temporary Notes (South Area Sewer Improvement Project)	4.13	3/1/09	1,000,000	1,001,760
Montana--2.8%				
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/10	350,000 [a]	382,088
Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA)	5.75	5/15/24	3,900,000	4,224,948
Nevada--1.2%				
Clark County, PCR (Southern California Edison Co.)	3.25	3/2/09	2,000,000	1,935,900
New Jersey--2.4%				

New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/17	2,000,000	2,033,640
New Jersey Transportation Trust Fund Authority	5.00	12/15/06	1,000,000	1,007,160
University of Medicine and Dentistry, COP (Insured; MBIA)	6.75	12/1/09	870,000	877,264
New Mexico--.6%				
Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) (Insured; AMBAC)	5.00	8/15/07	1,000,000	1,015,020
New York--5.6%				
New York City	5.25	11/15/07	450,000	460,174
New York City	5.25	11/15/07	1,645,000	1,683,361
New York City (Insured; XLCA)	5.20	8/1/09	2,000,000	2,052,540
New York City Educational Construction Fund, Revenue	5.00	4/1/07	1,000,000	1,011,800
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association Project)	5.00	1/1/07	1,000,000	1,006,160
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/10	2,000,000	2,105,660
New York State Dormitory Authority, Revenue (Lutheran Medical Center) (Insured; MBIA)	4.00	8/1/07	1,000,000	1,003,620
North Carolina--5.3%				
Charlotte, GO	5.25	2/1/12	2,500,000	2,606,500
Charlotte, Water and Sewer System Revenue	5.75	6/1/10	2,000,000 a	2,167,800
Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.38	1/15/07	1,255,000	1,253,770
Guilford County	4.00	10/1/07	2,000,000	2,006,700
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/07	655,000	659,755
Ohio--3.2%				
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/08	4,065,000 a	4,188,535
Ohio Higher Education Capital Facilities, GO	5.25	2/1/08	1,025,000	1,051,435
Pennsylvania--6.8%				
Dauphin County General Authority, School Revenue	3.25	6/1/06	2,000,000	2,000,000
Lehigh County Industrial Development Center, PCR				

(Peoples Electric Utility Corp.) (Insured; AMBAC)	3.13	11/1/08	1,250,000	1,230,587
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Pennsylvania Health System)	4.00	8/15/06	1,000,000	1,000,630
Pennsylvania Higher Educational Facilities Authority, Revenue (University of Pennsylvania Health System)	5.00	8/15/07	1,000,000	1,013,890
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	7.00	7/1/07	440,000	455,378
Philadelphia Gas Works Revenue (Insured; FSA)	5.00	8/1/07	915,000	929,622
Philadelphia Gas Works Revenue (Insured; FSA)	5.00	8/1/07	640,000	649,690
Philadelphia Hospital and Higher Educational Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/07	1,495,000	1,518,875
Pittsburgh (Insured; MBIA)	5.00	9/1/06	2,500,000	2,509,550
Rhode Island--1.8%				
Rhode Island Depositors Economic Protection Corp., Special Obligation (Insured; FSA)	6.40	8/1/06	2,000,000	2,009,660
Rhode Island Economic Development Corp., Grant Anticipation Bonds (Rhode Island Department of Transportation)	5.00	6/15/06	1,000,000	1,000,550
South Carolina--3.0%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/07	1,000,000	1,018,550
South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project)	3.30	11/1/07	4,000,000	3,938,320
Tennessee--1.8%				
Shelby County Health, Educational and Housing Facilities Board, Revenue (Baptist Memorial Healthcare)	4.00	9/1/06	3,000,000	3,001,260
Texas--10.0%				
Conroe Independent School District, Schoolhouse	5.13	2/15/09	2,830,000 [a]	2,933,493
Grand Prairie Independent School District, Tax School Building				

(Permanent School Fund Guaranteed)	3.05	7/31/07	3,000,000	2,971,800
Hays Consolidated Independent School District	5.38	8/15/08	2,000,000 a	2,072,580
North Central Texas Health Facilities Development Corp., Health Resources System Revenue (Insured; MBIA)	4.70	2/15/07	1,400,000	1,409,828
North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC)	5.00	7/1/08	695,000	711,465
North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC)	5.00	7/1/08	55,000 a	56,458
San Antonio, Electric and Gas Systems Junior Lein Revenue	3.55	12/1/07	2,000,000	1,994,820
Spring Independent School District, Schoolhouse (Insured; FSA and SBPA; Dexia Bank)	5.00	8/15/06	2,000,000	2,005,700
Texas Turnpike Authority, Central Texas Turnpike System Revenue	5.00	6/1/07	2,500,000	2,533,475
Utah--1.8%				
Jordan School District (Local School Board Program)	5.25	6/15/07	3,000,000	3,050,190
Virginia--2.1%				
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.)	5.25	12/1/08	2,000,000	2,030,960
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Association Project)	3.30	10/1/08	1,400,000	1,374,814
Washington--1.3%				
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; AMBAC)	6.00	7/1/07	2,050,000	2,100,533
Wyoming--1.2%				
Uinta County, PCR (Amoco Project)	2.25	7/1/07	2,000,000	1,957,440
U.S. Related--3.9%				
Puerto Rico Commonwealth, Public Improvement	5.00	7/1/06	1,000,000	1,000,920
Puerto Rico Electric Authority, Power Revenue	4.00	7/1/08	500,000	499,885
Puerto Rico Highway and Transportation Authority, Highway Revenue	5.00	7/1/06	2,500,000	2,502,300
Puerto Rico Public Buildings				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Authority (Government Facilities)	4.50	7/1/07	2,500,000	2,509,100
Total Long-Term Municipal Investments (cost $161,865,526)				**160,815,415**

Short-Term Municipal Investments--1.5%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Indiana--.6%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	3.45	3/1/07	1,000,000	999,760
Tennessee--.9%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.54	6/1/06	1,500,000 c	1,500,000
Total Short-Term Municipal Investments (cost $2,500,000)				**2,499,760**
Total Investments (cost $164,365,526)			**98.8%**	**163,315,175**
Cash and Receivables (Net)			**1.2%**	**2,023,212**
Net Assets			**100.0%**	**165,338,387**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $2,992,216 or 1.8% of net assets.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance

GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Mellon Pennsylvania Intermediate Municipal Bond Fund

May 31, 2006 (Unaudited)

Long-Term Municipal Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.6%				
Jefferson County,				
Limited Obligation School				
Warrants	5.50	1/1/21	3,500,000	3,743,495
Arizona--.2%				
University Medical Center Corp.,				
HR	5.25	7/1/15	1,160,000	1,210,773
California--5.1%				
Agua Caliente Band,				
Cahuilla Indians Revenue	6.00	7/1/18	1,500,000	1,628,670
Alameda Corridor Transportation				
Authority, Revenue (Insured;				
AMBAC)	0/5.25	10/1/21	2,000,000 a	1,532,820
California	5.50	6/1/10	1,475,000 b	1,572,763
California	5.25	11/1/17	2,500,000	2,658,350
California	5.00	5/1/19	5,000,000	5,224,750
California	5.50	6/1/20	110,000	115,765
California	5.50	11/1/33	6,300,000	6,810,804
California County Tobacco				
Securitization Agency, Tobacco				
Settlement Asset-Backed Bonds				
(Los Angeles County				
Securitization Corp.)	0/5.25	12/1/10	1,250,000 a	999,712
Foothill/Eastern Transportation				
Corridor Agency, Toll Road				
Revenue	5.75	1/15/40	2,000,000	2,072,800
Foothill/Eastern Transportation				
Corridor Agency, Toll Road				
Revenue (Insured; MBIA)	0/5.88	1/15/27	6,000,000 a	5,542,320
Foothill/Eastern Transportation				
Corridor Agency, Toll Road				
Revenue (Insured; MBIA)	0/5.88	1/15/29	2,000,000 a	1,840,980
Golden State Tobacco				
Securitization Corp., Enhanced				
Tobacco Settlement				
Asset-Backed Bonds (Insured;				
AMBAC)	5.00	6/1/21	1,910,000	1,966,803
Colorado--.7%				
Northwest Parkway Public Highway				
Authority (Insured; AMBAC)	0/5.70	6/15/21	5,000,000 a	4,263,150
Florida--.2%				
Miami-Dade County,				
Subordinate Special Obligation	0/5.00	10/1/35	1,500,000 a	1,316,040
Illinois--.6%				
Illinois Educational Facilities				
Authority (University of				
Chicago)	5.25	7/1/11	1,960,000	2,035,264
Illinois Finance Authority,				
Gas Supply Revenue (People's				
Gas, Light and Coke Co.)				
(Insured; AMBAC)	4.30	6/1/16	2,000,000	1,999,520
Kentucky--.3%				

Kentucky Property and Buildings Commission, Revenue (Project Number 68)	5.75	10/1/10	1,500,000	1,617,630
Massachusetts--.5%				
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	350,000	351,939
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	3,000,000	3,074,130
Michigan--.3%				
Detroit City School District (Insured; FGIC)	5.25	5/1/17	2,000,000	2,173,540
Mississippi--.8%				
Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health)	5.00	10/1/08	5,000,000	5,103,350
Missouri--.1%				
Missouri Housing Development Commission, SFMR	6.40	9/1/29	615,000	626,513
New Hampshire--.2%				
New Hampshire Business Finance Authority, PCR (Central Maine Power Co.)	5.38	5/1/14	1,015,000	1,056,950
New Jersey--3.0%				
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/19	4,805,000	5,437,194
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/21	2,000,000	2,263,140
Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA)	5.80	11/1/23	2,000,000	2,267,160
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	4,000,000	4,249,520
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/19	4,000,000 c	4,316,400
New York--1.2%				
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.25	12/1/20	2,000,000	2,164,100
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50/14.00	11/1/26	4,000,000 d	4,306,200
New York State Dormitory Authority, Revenue (Mental Health Services Facilities)	6.00	2/15/07	20,000 b	20,727
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,200,000	1,255,644
North Carolina--.5%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.30	1/1/15	1,500,000	1,580,325
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/23	1,500,000	1,541,235

Ohio--.9%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/16	5,000,000	5,560,850
Pennsylvania--70.1%				
Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center)	5.00	6/15/14	5,000,000	5,243,300
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.38	3/1/11	2,500,000	2,678,250
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/14	2,500,000	2,697,875
Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC)	5.50	3/1/16	1,360,000	1,468,868
Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	5.50	6/1/08	4,000,000	4,144,240
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/18	2,560,000	2,703,667
Athens Area School District (Insured; FGIC)	4.75	4/15/11	1,740,000	1,818,648
Blair County (Insured; AMBAC)	5.38	8/1/15	1,880,000	2,064,823
Blair County (Insured; AMBAC)	5.38	8/1/16	1,980,000	2,179,228
Carlisle Area School District (Insured; MBIA)	5.00	3/1/12	1,295,000	1,373,283
Central Dauphin School District, GO (Insured; MBIA)	7.00	2/1/27	1,630,000	1,995,968
Central Dauphin School District, GO (Insured; MBIA)	7.50	2/1/30	3,100,000	3,893,011
Central York School District, GO (Insured; FGIC)	5.00	6/1/12	2,305,000	2,449,869
Central York School District, GO (Insured; FGIC)	5.50	6/1/12	80,000 b	87,093
Central York School District, GO (Insured; FGIC)	5.50	6/1/14	920,000	996,434
Chester County	5.00	8/15/18	4,545,000	4,807,519
Coatesville Area School District (Insured; FSA)	5.25	8/15/14	1,485,000 b	1,613,660
Coatesville Area School District (Insured; FSA)	5.25	8/15/19	6,515,000	6,973,591
Conestoga Valley School District (Insured; FGIC)	5.00	5/1/10	2,070,000	2,167,600
Conestoga Valley School District (Insured; FGIC)	5.00	5/1/11	1,500,000	1,584,945
Conrad Weiser Area School District (Insured; MBIA)	5.20	6/15/06	1,000,000 b	1,000,680
Conrad Weiser Area School District (Insured; MBIA)	5.25	6/15/06	3,890,000 b	3,892,723
Cumberland County Municipal Authority, College Revenue (Dickerson College) (Insured; AMBAC)	5.25	11/1/08	1,000,000	1,037,170

Cumberland County Municipal Authority, College Revenue (Dickerson College) (Insured; AMBAC)	5.25	11/1/09	1,170,000	1,229,003
Delaware County Authority, College Revenue (Haverford College)	5.88	11/15/21	1,500,000	1,629,030
Delaware County Authority, College Revenue (Haverford College)	5.75	11/15/25	3,000,000	3,248,910
Delaware County Authority, University Revenue (Villanova University) (Insured; AMBAC)	5.00	8/1/20	2,095,000	2,210,204
Delaware County Regional Water Quality Control Authority, Sewer Revenue (Insured; FGIC)	4.75	5/1/10	1,945,000	2,019,124
Delaware River Joint Toll Bridge Commission, Bridge Revenue (Insured; MBIA)	5.25	7/1/17	1,485,000	1,604,602
Downingtown Area School District	5.25	2/1/08	300,000	307,980
Downingtown Area School District	5.38	2/1/09	5,020,000	5,239,826
Erie County (Insured; FGIC)	5.50	9/1/22	1,640,000	1,859,022
Erie County (Insured; MBIA)	5.38	9/1/16	2,445,000	2,652,532
Fleetwood Area School District (Insured; FGIC)	5.00	4/1/11	1,500,000	1,583,805
Harrisburg Authority, Resource Recovery Facility Revenue (Insured; FSA)	5.00	12/1/13	4,000,000	4,216,680
Harrisburg Authority, School Revenue (Harrisburg Project) (Insured; FGIC)	5.00	4/1/10	2,500,000	2,615,500
Kennett Consolidated School District (Insured; FGIC)	5.50	2/15/12	1,310,000 [b]	1,422,136
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/08	3,940,000	4,058,397
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/09	4,230,000	4,395,308
Lancaster County Solid Waste Management Authority, RRR (Insured; AMBAC)	5.25	12/15/10	2,000,000	2,093,240
Lancaster County Vocational Technical School Authority, LR (Insured; FGIC)	5.25	2/15/09	1,000,000	1,040,680
Lancaster County Vocational Technical School Authority, LR (Insured; FGIC)	5.25	2/15/10	1,500,000	1,579,995
Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College)	5.25	4/15/16	1,815,000	1,923,973
Lehigh County General Purpose Authority, Revenue (Good Shepherd Group)	5.25	11/1/14	3,255,000	3,345,554
Lehigh County Industrial Development Authority, PCR (People Electric Utilities				

Corp. Project) (Insured; FGIC)	4.75	2/15/27	2,000,000	2,000,580
Lower Merion School District	5.00	5/15/29	11,975,000	12,346,943
Montgomery County	5.00	9/15/10	1,165,000	1,225,953
Montgomery County	5.00	9/15/11	2,155,000	2,288,028
Muhlenberg School District (Insured; FGIC)	5.38	4/1/15	1,000,000	1,073,700
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/18	2,000,000	2,122,780
Neshaminy School District, GO (Insured; AMBAC)	5.00	5/1/24	1,500,000	1,571,025
North Pennsylvania School District Authority, School Revenue (Montgomery and Bucks County)	6.20	3/1/07	860,000	862,030
Northampton County Higher Education Authority, Revenue (Lehigh University)	5.50	11/15/11	2,500,000	2,714,000
Northeastern Hospital and Education Authority, College Revenue (Luzerne County Community College) (Insured; MBIA)	5.25	8/15/07	1,170,000	1,192,932
Northwestern Lehigh School District (Insured; FSA)	5.00	3/15/09	1,190,000	1,232,007
Northwestern Lehigh School District (Insured; FSA)	5.00	3/15/10	1,245,000	1,301,884
Owen J. Roberts School District (Insured; FSA)	5.50	8/15/12	1,440,000 b	1,570,781
Parkland School District (Insured; FGIC)	5.25	9/1/11	2,220,000	2,378,108
Parkland School District (Insured; FGIC)	5.38	9/1/14	3,110,000	3,409,617
Parkland School District (Insured; FGIC)	5.38	9/1/16	1,490,000	1,640,773
Penn Manor School District (Insured; FGIC)	5.20	6/1/06	395,000 b	395,000
Pennsylvania	5.25	10/15/09	10,000,000	10,488,300
Pennsylvania	6.00	1/15/10	2,500,000 b	2,713,700
Pennsylvania	5.25	10/15/10	10,000,000	10,611,300
Pennsylvania	5.25	2/1/11	7,850,000	8,353,578
Pennsylvania	5.00	1/1/15	11,195,000	11,955,029
Pennsylvania	5.00	1/1/18	5,000,000	5,298,550
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc. Project)	4.70	11/1/14	5,000,000	5,034,400
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (Allegheny College Project) (Insured; MBIA)	6.10	11/1/08	1,315,000	1,317,525
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (Bryn Mawr College) (Insured; AMBAC)	5.25	12/1/12	3,000,000	3,239,490
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/07	875,000 b	905,511
Pennsylvania Higher Educational Facilities Authority, College				

and University Revenue (Drexel University) (Insured; MBIA)	5.30	5/1/10	3,035,000	3,135,853
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (La Salle University)	5.50	5/1/34	2,250,000	2,314,733
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (Lafayette College Project)	6.00	5/1/30	5,000,000	5,375,900
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (State Systems Higher Education) (Insured; AMBAC)	5.00	6/15/10	2,785,000	2,918,039
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (State Systems Higher Education) (Insured; AMBAC)	5.75	6/15/10	3,045,000	3,269,447
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (State Systems Higher Education) (Insured; AMBAC)	5.00	6/15/11	2,935,000	3,100,182
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (Temple University) (Insured; MBIA)	5.25	4/1/14	2,500,000	2,585,450
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (University of Scranton) (Insured; AMBAC)	5.75	5/1/11	1,690,000 [b]	1,840,579
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (UPMC Health System)	5.00	1/15/10	1,630,000	1,679,666
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (UPMC Health System)	5.13	1/15/11	1,550,000	1,611,845
Pennsylvania Higher Educational Facilities Authority, College and University Revenue (UPMC Health System) (Insured; FSA)	5.25	8/1/12	3,000,000	3,142,260
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (Allegheny Delaware Valley Obligated Group Project) (Insured; MBIA)	5.60	11/15/10	2,000,000	2,131,300
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	2,500,000	2,708,325
Pennsylvania Housing Finance Agency (Single Family Mortgage)	5.35	10/1/09	1,165,000	1,192,051
Pennsylvania Housing Finance Agency (Single Family Mortgage)	5.45	10/1/10	3,025,000	3,099,324
Pennsylvania Housing Finance				

Agency (Single Family Mortgage)	5.50	10/1/11	1,325,000	1,356,853
Pennsylvania Housing Finance Agency (Single Family Mortgage)	5.55	10/1/12	325,000	326,661
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	6.00	7/1/08	5,600,000	5,857,488
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.80	1/1/09	5,000,000	5,253,850
Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC)	5.50	7/1/12	5,335,000	5,800,639
Pennsylvania Turnpike Commission, Oil Franchise Tax Subordinated Revenue (Insured; MBIA)	5.25	12/1/19	2,500,000	2,676,700
Pennsylvania Turnpike Commission, Turnpike Revenue	5.50	6/1/15	1,500,000	1,623,420
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/29	5,000,000	5,169,600
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.00	6/1/11	3,000,000	3,174,870
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/11	2,510,000	2,728,822
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	12/1/12	2,000,000	2,190,580
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	690,000 b	734,767
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/11	720,000 b	766,714
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/13	540,000	571,946
Perkiomen Valley School District (Insured; FSA)	5.25	3/1/14	570,000	603,721
Philadelphia (Insured; FSA)	5.25	3/15/11	3,500,000	3,662,120
Philadelphia (Insured; FSA)	5.25	3/15/12	235,000	245,467
Philadelphia (Insured; FSA)	5.25	3/15/13	2,000,000	2,089,080
Philadelphia (Insured; FSA)	5.25	3/15/14	1,000,000	1,044,540
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.63	6/15/09	5,000,000	5,276,650
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.25	12/15/12	10,000,000	10,783,200
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.25	7/1/18	5,000,000	5,367,500
Philadelphia, Water and Wastewater Revenue (Insured; FSA)	5.00	7/1/23	1,690,000	1,761,977
Philadelphia Authority for Industrial Development,				

Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project)	5.00	5/15/19	2,400,000	2,425,272
Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System)	5.50	5/15/08	1,000,000	1,031,350
Philadelphia Parking Authority, Airport Parking Revenue (Insured; AMBAC)	5.75	9/1/09	2,255,000	2,389,872
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/13	1,935,000	2,018,399
Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC)	5.25	2/1/14	2,040,000	2,127,924
Philadelphia School District (Insured; AMBAC)	5.00	4/1/17	5,000,000	5,277,250
Philadelphia School District (Insured; FSA)	5.75	2/1/11	4,000,000	4,332,600
Philadelphia School District (Insured; FSA)	5.75	2/1/11	3,000,000 b	3,255,180
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,770,000 b	1,920,875
Philadelphia School District (Insured; FSA)	5.50	2/1/12	1,310,000 b	1,421,664
Philadelphia School District (Insured; MBIA)	5.00	10/1/08	10,000,000	10,293,200
Philadelphia School District (Insured; MBIA)	5.25	4/1/09	2,500,000 b	2,604,900
Pittsburgh School District (Insured; FSA)	5.50	9/1/16	4,000,000	4,432,040
Pittsburgh School District (Insured; FSA)	5.50	9/1/18	1,000,000	1,116,820
Saint Mary Hospital Authority, Health System Revenue (Catholic Health East)	5.00	11/15/21	1,000,000	1,016,380
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/10	3,035,000	3,157,310
Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA)	5.50	7/1/11	3,195,000	3,320,500
Scranton-Lackawanna Health and Welfare Authority, Revenue (University of Scranton Project) (Insured; AMBAC)	5.50	11/1/07	3,040,000	3,120,043
Springfield School District (Delaware County) (Insured; FSA)	4.75	3/15/11	780,000	814,796
Springfield School District (Delaware County) (Insured; FSA)	4.75	3/15/12	1,085,000	1,137,991
State Public School Building Authority, School LR (Richland School District Project) (Insured; FGIC)	5.00	11/15/14	1,265,000 b	1,352,627

State Public School Building Authority, School Revenue (Lease-Philadelphia School District Project) (Insured; FSA)	5.00	6/1/29	5,000,000	5,126,050
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/13	195,000 b	210,830
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.25	4/1/17	840,000	896,238
Susquehanna Area Regional Airport Authority, Airport System Revenue	5.38	1/1/18	6,000,000	6,074,280
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.50	1/1/20	4,370,000	4,617,692
Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC)	5.00	1/1/33	2,400,000	2,451,840
Swarthmore Borough Authority, College Revenue	5.50	9/15/11	17,500,000	18,935,700
Swarthmore Borough Authority, College Revenue	5.25	9/15/17	1,000,000	1,067,400
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/11	1,430,000	1,516,987
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/18	2,870,000	3,031,552
Upper Darby School District, GO (Insured; FGIC)	5.00	5/1/19	3,000,000	3,159,750
Upper Merion Area School District (Insured; MBIA)	5.00	2/15/19	1,165,000	1,224,508
Upper Saint Clair Township School District	5.20	7/15/07	6,000,000 b	6,105,720
Warwick School District, Lancaster County (Insured; FGIC)	5.25	2/15/11	1,000,000	1,064,320
Wilson Area School District (Insured; FGIC)	5.00	2/15/11	1,910,000	2,014,534
Wilson School District (Insured; FSA)	5.38	5/15/15	1,785,000	1,914,769
Wilson School District (Insured; FSA)	5.38	5/15/16	1,500,000	1,610,700
York County (Insured; AMBAC)	5.00	6/1/17	1,100,000	1,155,825
York County Solid Waste and Refuse Authority, Solid Waste System Revenue (Insured; FGIC)	5.50	12/1/14	1,000,000	1,104,760
South Carolina--.7%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	2,000,000 b	2,238,360
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/18	2,000,000	2,186,620
Texas--.3%				

Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC)	5.50	11/1/31	2,000,000	2,101,000
Virginia--1.9%				
Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project)	4.88	2/1/09	6,600,000	6,724,278
Louisa Industrial Development Authority, PCR (Virginia Electric and Power Co.)	5.25	12/1/08	5,000,000	5,077,400
U.S. Related--10.5%				
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/18	9,545,000	10,639,143
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/14	7,500,000	8,272,950
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	5,000,000	5,260,400
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.25	7/1/14	7,875,000	8,551,699
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.50	7/1/17	6,000,000	6,690,960
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,000,000	3,115,410
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,114,510
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA)	5.50	7/1/13	1,500,000	1,627,050
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,000,000	4,338,800
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Y (Insured; MBIA)	6.25	7/1/08	1,295,000	1,360,708
Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Z (Insured; MBIA)	6.25	7/1/08	1,000,000	1,050,740
Puerto Rico Highway and Transportation Authority, Transportation Revenue	5.25	7/1/10	4,000,000	4,162,040
Puerto Rico Municipal Finance Agency (Insured; FSA)	5.50	8/1/09	7,090,000	7,453,575
Total Long-Term Municipal Investments (cost $603,273,890)				**618,881,006**

Short-Term Municipal Investments--1.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project)				

(LOC; Wachovia Bank)	3.58	6/1/06	4,490,000 e	4,490,000
Philadelphia Authority for Industrial Development, Revenue (Fox Chase Cancer Center) (LOC; JPMorgan Chase Bank)	3.53	6/1/06	300,000 e	300,000
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Children's Hospital of Philadelphia Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.50	6/1/06	1,250,000 e	1,250,000
South Fork Municipal Authority, HR (Conemaugh Health System Project) (Insured; MBIA and Liquidity Facility; Credit Suisse Group)	3.56	6/1/06	900,000 e	900,000
Total Short-Term Municipal Investments (cost $6,940,000)				**6,940,000**
Total Investments (cost $610,213,890)			**99.8%**	**625,821,006**
Cash and Receivables (Net)			**.2%**	**1,490,910**
Net Assets			**100.0%**	**627,311,916**

a Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c Purchased on a delayed delivery basis.
d Subject to interest rate change on November 1, 2011.
e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board

IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement of Financial Futures   5/31/2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 5/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury 10 Year Note	265	(27,804,297)	September 2006	64,180
U.S. Treasury 30 Year Bond	105	(11,152,969)	September 2006	34,453
				98,633

STATEMENT OF INVESTMENTS

Mellon Massachusetts Intermediate Municipal Bond Fund

May 31, 2006 (Unaudited)

Long-Term Municipal Investments--94.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts--84.3%				
Auburn				
(Insured; AMBAC)	5.13	6/1/20	1,225,000	1,297,728
Bellingham				
(Insured; AMBAC)	5.38	3/1/14	1,685,000	1,812,335
Boston	5.75	2/1/10	2,000,000	2,141,040
Boston Economic Development and				
Industrial Corp., Public				
Parking Facility	4.50	6/1/10	3,000,000	3,062,400
Boston Water and Sewer Commission,				
Revenue	9.25	1/1/11	100,000	120,337
Boston Water and Sewer Commission,				
Revenue	5.00	11/1/19	2,170,000	2,283,296
Boston Water and Sewer Commission,				
Revenue	5.00	11/1/23	3,920,000	4,096,439
Brockton				
(Municipal Purpose Loan)				
(Insured; AMBAC)	5.00	6/1/19	1,430,000	1,504,603
Burlington	5.25	2/1/12	200,000	215,176
Burlington	5.25	2/1/13	250,000	270,700
Cambridge				
(Municipal Purpose Loan)	5.00	12/15/11	510,000	543,104
Cohasset	5.00	6/15/22	895,000	935,642
Cohasset	5.00	6/15/23	895,000	935,015
Easton	6.00	9/15/06	105,000	105,691
Everett				
(Insured; FGIC)	5.38	12/15/17	1,250,000	1,366,650
Everett				
(Insured; MBIA)	6.13	12/15/09	1,000,000 [a]	1,090,080
Hingham				
(Municipal Purpose Loan)	5.38	4/1/17	1,645,000	1,763,769
Holden				
(Municipal Purpose Loan)				
(Insured; FGIC)	6.00	3/1/10	1,000,000 [a]	1,088,790
Hopedale				
(Insured; AMBAC)	5.00	11/15/19	650,000	688,922
Ipswich,				
GO (Insured; FGIC)	5.00	11/15/14	500,000	537,790
Lynn				
(Insured; MBIA)	5.25	2/15/08	1,500,000	1,540,755
Lynnfield				
(Municipal Purpose Loan)	5.00	7/1/20	505,000	530,134
Lynnfield				
(Municipal Purpose Loan)	5.00	7/1/21	525,000	550,399
Lynnfield				

(Municipal Purpose Loan)	5.00	7/1/22	585,000	612,080
Lynnfield				
(Municipal Purpose Loan)	5.00	7/1/23	585,000	611,676
Mansfield				
(Insured; AMBAC)	5.00	8/15/17	1,395,000	1,479,718
Marblehead	5.00	8/15/18	1,440,000	1,520,712
Marblehead	5.00	8/15/22	1,750,000	1,831,988
Mashpee				
(Insured; FGIC)	5.63	11/15/10	500,000 a	544,300
Massachusetts	6.50	8/1/08	600,000	632,478
Massachusetts				
(Insured; XLCA)	2.93	12/1/12	1,770,000	1,871,474
Massachusetts,				
Consolidated Loan	5.75	6/1/10	5,000,000 a	5,364,050
Massachusetts,				
Consolidated Loan	5.25	11/1/12	2,000,000 a	2,152,140
Massachusetts,				
Consolidated Loan	5.25	10/1/13	2,500,000 a	2,702,550
Massachusetts,				
Consolidated Loan	5.25	10/1/13	2,600,000 a	2,810,652
Massachusetts,				
Consolidated Loan	5.50	11/1/16	1,000,000	1,109,450
Massachusetts,				
Consolidated Loan	5.00	9/1/18	5,000,000	5,270,350
Massachusetts,				
Consolidated Loan	5.00	3/1/22	1,800,000	1,876,950
Massachusetts,				
Consolidated Loan	5.00	3/1/25	1,500,000	1,557,495
Massachusetts,				
Consolidated Loan (Insured;				
FGIC)	5.50	11/1/13	2,500,000	2,743,900
Massachusetts,				
Consolidated Loan (Insured;				
FGIC)	5.50	8/1/18	1,035,000	1,159,469
Massachusetts,				
Consolidated Loan (Insured;				
FSA)	5.50	3/1/12	2,000,000 a	2,166,700
Massachusetts,				
Consolidated Loan (Insured;				
FSA)	5.25	1/1/13	7,500,000 a	8,066,850
Massachusetts,				
Consolidated Loan (Insured;				
FSA)	5.25	1/1/13	1,300,000 a	1,398,254
Massachusetts,				
Consolidated Loan (Insured;				
MBIA)	5.50	2/1/07	5,000,000	5,062,600
Massachusetts,				
Consolidated Loan (Insured;				
MBIA)	5.00	8/1/12	420,000 a	445,368
Massachusetts,				
Consolidated Loan (Insured;				
MBIA)	5.00	8/1/12	1,580,000 a	1,675,432

Massachusetts, Federal Highway, GAN (Insured; FSA)	5.75	6/15/12	2,500,000	2,698,200
Massachusetts, Federal Highway, GAN (Insured; FSA)	5.13	12/15/12	1,500,000	1,560,165
Massachusetts, Federal Highway, GAN (Insured; MBIA)	5.13	6/15/15	1,500,000	1,561,095
Massachusetts, Special Obligation Revenue	5.38	6/1/11	6,350,000	6,800,977
Massachusetts, Special Obligation Revenue	5.50	6/1/13	1,000,000	1,093,990
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/10	1,835,000 [a]	1,976,644
Massachusetts Bay Transportation Authority, Assessment Revenue	5.75	7/1/11	165,000	177,187
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,045,000 [a]	1,134,797
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,000,000 [a]	1,085,930
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/31	5,000,000	5,163,800
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.50	3/1/09	2,000,000	2,092,920
Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC)	5.25	3/1/15	1,000,000	1,083,620
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.50	7/1/16	2,500,000	2,774,600
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/21	2,000,000	2,201,000
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/22	2,430,000	2,676,572
Massachusetts Development Finance Agency, Education Revenue (Belmont Hill School)	5.00	9/1/15	500,000	520,810
Massachusetts Development Finance Agency, Higher Education Revenue (Smith College)	5.75	7/1/10	1,000,000 [a]	1,085,800
Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies)	5.25	2/1/22	1,000,000	1,063,270
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied				

Health Sciences Issue)	6.00	7/1/08	310,000	321,761
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.30	1/1/10	350,000 [a]	383,520
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.40	1/1/10	370,000 [a]	406,663
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.50	1/1/10	395,000 [a]	435,456
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/23	1,000,000	1,109,630
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/24	2,750,000	2,832,885
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/27	1,000,000	1,025,650
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty)	5.00	7/1/35	2,000,000	2,036,460
Massachusetts Development Finance Agency, Revenue (Milton Academy)	5.00	9/1/19	1,000,000	1,045,100
Massachusetts Development Finance Agency, Revenue (Suffolk University)	5.85	7/1/09	1,000,000 [a]	1,068,920
Massachusetts Development Finance Agency, RRR (Waste Management Inc.)	6.90	12/1/09	1,000,000	1,085,680
Massachusetts Development Finance Agency, SWDR (Waste Management Inc.)	5.45	6/1/14	1,000,000	1,060,820
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.70	1/1/10	715,000	715,930
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	6.20	7/1/13	260,000	260,052
Massachusetts Health and Educational Facilities				

Authority, Revenue (Boston College)	5.13	6/1/37	2,000,000	2,057,420
Massachusetts Health and Educational Facilities Authority, Revenue (Dartmouth-Hitchcock) (Insured; FSA)	5.13	8/1/22	2,000,000	2,102,240
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/36	1,000,000	1,035,130
Massachusetts Health and Educational Facilities Authority, Revenue (Jordan Hospital)	5.00	10/1/10	500,000	504,965
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology)	5.00	7/1/23	5,335,000	5,773,324
Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University) (Insured; MBIA)	5.50	10/1/09	420,000	443,549
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.25	7/1/13	1,595,000	1,661,639
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.00	7/1/16	1,045,000	1,090,196
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare Systems)	5.13	7/1/19	1,000,000	1,028,520
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University)	5.50	8/15/14	1,000,000	1,102,510
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University)	5.50	2/15/36	1,000,000	1,062,280
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	2,000,000	2,049,260
Massachusetts Health and Educational Facilities Authority, Revenue (UMass				

Memorial Issue)	5.00	7/1/33	1,000,000	1,002,490
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College)	5.00	7/1/24	1,000,000	1,036,200
Massachusetts Health and Educational Facilities Authority, Revenue (Winchester Hospital)	6.75	7/1/10	1,600,000 [a]	1,770,976
Massachusetts Housing Finance Agency, Housing	5.00	12/1/26	1,165,000	1,172,246
Massachusetts Housing Finance Agency, Housing Revenue	4.20	12/1/10	3,650,000	3,631,677
Massachusetts Housing Finance Agency, Housing Revenue	5.13	12/1/34	200,000	201,108
Massachusetts Housing Finance Agency, SFHR (Insured; MBIA)	6.00	6/1/14	370,000	373,522
Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue)	5.40	12/1/18	775,000	812,541
Massachusetts Industrial Finance Agency, Electric Utility Revenue (Nantucket Electric Co.) (Insured; AMBAC)	6.75	7/1/06	1,400,000	1,403,500
Massachusetts Industrial Finance Agency, Revenue (Babson College) (Insured; MBIA)	5.75	10/1/07	555,000	570,257
Massachusetts Industrial Finance Agency, Revenue (Concord Academy)	5.45	9/1/17	500,000	515,780
Massachusetts Industrial Finance Agency, Revenue (Concord Academy)	5.50	9/1/27	1,250,000	1,291,763
Massachusetts Industrial Finance Agency, Revenue (Saint John's School Inc.)	5.70	6/1/18	1,000,000	1,038,180
Massachusetts Industrial Finance Agency, Revenue (The Tabor Academy)	5.40	12/1/28	785,000	821,495
Massachusetts Industrial Finance Agency, Revenue (Tufts University) (Insured; MBIA)	5.50	2/15/07	710,000	719,422
Massachusetts Industrial Finance Agency, Revenue (Tufts University) (Insured; MBIA)	5.50	2/15/11	500,000	538,065
Massachusetts Industrial Finance Agency, Revenue (Wentworth Institute of Technology)	5.55	10/1/08	500,000 [a]	528,780
Massachusetts Industrial Finance Agency, Revenue (Worcester Polytechnic) (Insured; MBIA)	5.35	9/1/06	850,000	853,766
Massachusetts Municipal Wholesale				

Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/12	2,000,000	2,142,100
Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 5 Issue) (Insured; MBIA)	5.00	7/1/11	120,000	126,397
Massachusetts Port Authority, Revenue	6.00	1/1/10	2,500,000 a	2,714,450
Massachusetts Port Authority, Revenue	5.75	7/1/11	3,500,000	3,784,935
Massachusetts Port Authority, Revenue (Insured; FSA)	5.50	7/1/14	1,265,000	1,323,924
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/15	1,900,000	2,029,903
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/17	4,000,000	4,236,640
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/18	1,100,000	1,161,809
Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA)	5.00	8/15/21	2,000,000	2,096,840
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/09	500,000	519,935
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/10	975,000 a	1,054,979
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/11	335,000 a	357,010
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/12	3,910,000 a	4,146,164
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.63	8/1/13	25,000	26,915
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	2/1/14	965,000	1,026,210
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.50	8/1/14	30,000	31,763
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.25	8/1/17	1,500,000	1,611,390
Massachusetts Water Pollution Abatement Trust (Pooled Loan				

Program)	5.00	8/1/18	75,000	78,662
Massachusetts Water Pollution Abatement Trust (Pooled Loan Program)	5.00	8/1/32	2,000,000	2,049,420
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (New Bedford Loan Program)	5.25	2/1/12	500,000	535,780
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (South Essex Sewer District Loan Program)	6.38	2/1/15	195,000	195,415
Massachusetts Water Resource Authority (Insured; FGIC)	5.30	11/1/06	1,000,000 a	1,017,120
Massachusetts Water Resource Authority (Insured; FSA)	5.50	8/1/11	1,100,000	1,189,166
Massachusetts Water Resource Authority (Insured; FSA)	5.25	8/1/18	500,000	548,335
Massachusetts Water Resource Authority (Insured; MBIA)	5.50	8/1/11	1,000,000	1,081,690
Massachusetts Water Resource Authority (Insured; MBIA)	6.00	8/1/14	1,000,000	1,136,760
Massachusetts Water Resource Authority (Insured; MBIA)	5.25	8/1/19	1,500,000	1,630,080
Massachusetts Water Resource Authority (Insured; MBIA)	5.25	8/1/21	1,000,000	1,083,950
Mendon Upton Regional School District (Insured; FGIC)	6.00	6/1/07	600,000	614,130
Middleborough, GO	5.00	12/15/16	1,000,000	1,076,910
Middleborough, GO	5.00	12/15/18	1,275,000	1,362,797
Milton, GO, BAN	4.25	1/19/07	5,000,000	5,022,800
Milton School	5.00	3/1/23	500,000	521,005
Milton School	5.00	3/1/24	500,000	519,900
Milton School	5.00	3/1/25	500,000	519,535
Northampton (Insured; MBIA)	5.13	10/15/16	1,985,000	2,146,242
Northbridge (Insured; AMBAC)	5.25	2/15/17	1,000,000	1,072,440
Peabody, BAN	4.00	9/26/06	2,500,000	2,504,375
Pittsfield (Insured; MBIA)	5.00	4/15/12	1,000,000	1,062,690
Pittsfield (Insured; MBIA)	5.50	4/15/14	500,000	546,715
Quabbin Regional School District (Insured; AMBAC)	6.00	6/15/08	780,000	815,919
Randolph (Insured; AMBAC)	5.00	9/1/17	1,045,000	1,112,758

Randolph				
(Insured; AMBAC)	5.00	9/1/24	490,000	513,819
Sandwich,				
GO (Insured; MBIA)	5.75	8/15/10	1,050,000 [a]	1,141,634
Somerville				
(Insured; FSA)	6.00	2/15/07	775,000	787,981
Springfield				
(Insured; FGIC)	5.50	8/1/14	1,500,000	1,630,725
University of Massachusetts				
Building Authority, Project				
Revenue (Insured; AMBAC)	5.50	11/1/10	1,000,000 [a]	1,071,510
Uxbridge				
(Municipal Purpose Loan)				
(Insured; MBIA)	6.13	11/15/07	525,000	543,664
Westfield				
(Insured; FGIC)	6.50	5/1/10	735,000 [a]	815,791
Woburn,				
BAN	4.50	10/6/06	2,500,000	2,507,925
Worcester				
(Insured; FGIC)	5.63	8/15/10	1,000,000 [a]	1,082,440
Worcester				
(Insured; FGIC)	5.00	4/1/18	625,000	658,950
Worcester				
(Insured; MBIA)	5.25	8/15/16	1,000,000	1,087,500
Worcester				
(Insured; MBIA)	5.25	8/15/17	1,000,000	1,088,740
Worcester				
(Municipal Purpose Loan)				
(Insured; MBIA)	6.25	7/1/10	755,000	825,970
U.S. Related--10.5%				
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	0/5.15	5/15/11	250,000 [b]	237,467
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	0/5.20	5/15/12	300,000 [b]	285,636
Guam Economic Development				
Authority, Tobacco Settlement				
Asset-Backed Bonds	0/5.20	5/15/13	1,175,000 [b]	1,110,363
Puerto Rico Commonwealth	6.00	7/1/08	2,500,000	2,584,975
Puerto Rico Commonwealth				
(Insured; MBIA)	6.25	7/1/11	1,050,000	1,167,600
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
FGIC)	5.50	7/1/13	1,700,000	1,865,223
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
FSA)	5.50	7/1/15	1,350,000	1,494,774
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
MBIA)	5.50	7/1/14	500,000	551,530
Puerto Rico Commonwealth,				

Public Improvement (Insured; MBIA)	5.50	7/1/15	1,135,000	1,256,717
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/17	1,000,000	1,061,020
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/12	3,205,000	3,328,296
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/13	3,000,000	3,114,510
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FGIC)	5.50	7/1/16	3,265,000	3,632,149
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.25	7/1/09	1,000,000	1,071,970
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/15	1,905,000	2,056,047
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/16	1,550,000	1,668,932
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,685,450
Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) (Insured; MBIA)	4.00	7/1/26	1,050,000	1,053,843
Total Long-Term Municipal Investments (cost $270,855,855)				**273,699,245**

Short-Term Municipal Investments--3.7%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Massachusetts;				
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.52	6/1/06	2,300,000 c	2,300,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.52	6/1/06	1,425,000 c	1,425,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured;				

MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.57	6/1/06	800,000 c	800,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.47	6/7/06	900,000 c	900,000
Massachussetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.47	6/7/06	1,000,000 c	1,000,000
North Andover, BAN	3.94	10/5/06	4,250,000	4,256,290
Total Short-Term Municipal Investments (cost $10,689,263)				**10,681,290**
Total Investments (cost $281,545,118)			**98.5%**	**284,380,535**
Cash and Receivables (Net)			**1.5%**	**4,248,710**
Net Assets			**100.0%**	**288,629,245**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation	CP	Commercial Paper
EDR	Economic Development Revenue	EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank	FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	FSA	Financial Security Assurance
GAN	Grant Anticipation Notes	GIC	Guaranteed Investment Contract

GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Statement Of Financial Futures   May 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 5/31/2006 ($)
Financial Futures Sold Short				
U.S. Treasury Futures 10 Year Note	90	(9,442,969)	September 2006	21,797
U.S. Treasury Futures 30 Year Bond	34	(3,611,437)	September 2006	11,156
				32,953

STATEMENT OF INVESTMENTS
Mellon Balanced Fund
May 31, 2006 (Unaudited)

Common Stocks--38.1%	Shares	Value ($)
Consumer Discretionary--4.3%		
Aeropostale	14,500 a	358,730
Bed Bath & Beyond	11,560 a	406,565
Best Buy	21,500	1,139,500
Chico's FAS	21,120 a	632,966
Coach	11,600 a	337,328
Coldwater Creek	33,435 a	859,279
Family Dollar Stores	26,400	659,472
Federated Department Stores	10,200	742,866
Fortune Brands	7,940	587,560
McDonald's	23,530	780,490
Meredith	12,900	645,645
News, Cl. B	116,290 b	2,322,311
Nike, Cl. B	12,100	971,751
Starbucks	31,400 a	1,119,410
Starwood Hotels & Resorts	16,780	1,025,258
Target	25,440	1,244,525
Time Warner	68,390	1,176,992
		15,010,648
Consumer Staples--3.6%		
Altria Group	17,500	1,266,125
Anheuser-Busch Cos.	27,500	1,255,100
Avon Products	12,700	402,590
Coca-Cola	12,360	544,211
General Mills	23,960	1,243,284
PepsiCo	31,700	1,916,582
Procter & Gamble	51,895	2,815,304
Wal-Mart Stores	37,560	1,819,782
Walgreen	29,670	1,204,602
		12,467,580
Energy--3.9%		
Apache	14,150	918,052
ConocoPhillips	27,520	1,741,741
Devon Energy	17,638	1,011,715
Exxon Mobil	65,850	4,010,924
Hess	8,270	1,240,500
Hugoton Royalty Trust	1,439	39,832
Occidental Petroleum	15,060	1,492,295
Suncor Energy	13,230	1,073,350
Transocean	11,600 a	943,892
XTO Energy	24,156	995,710
		13,468,011
Financial--7.6%		
Allstate	14,110	776,191
American Express	11,420	620,791
American International Group	44,296	2,693,197
Bank of America	14,791	715,884
Bear Stearns Cos.	6,030	806,512
Capital One Financial	17,150	1,419,505
Citigroup	44,806	2,208,936
Commerce Bancorp/NJ	10,500	412,545
Fannie Mae	14,620	727,345
Freddie Mac	19,070	1,144,963
Goldman Sachs Group	12,610	1,903,480
Host Hotels & Resorts	10,272	206,159
JPMorgan Chase & Co.	72,572	3,094,470
Lehman Brothers Holdings	18,860	1,256,265
Morgan Stanley	11,880	708,286
PNC Financial Services Group	14,010	965,429
Radian Group	5,970	364,886
Simon Property Group	10,460	832,930

St. Paul Travelers Cos.	37,490		1,650,310
US Bancorp	34,086		1,052,235
Wachovia	13,367		715,135
Wells Fargo & Co.	29,480		1,956,588
			26,232,042
Health Care--4.9%			
Abbott Laboratories	39,830		1,700,741
Aetna	26,060		1,002,268
Amgen	27,910	a	1,886,437
Boston Scientific	67,390	a	1,393,625
Johnson & Johnson	27,630		1,663,879
Kinetic Concepts	7,900	a	307,310
Medtronic	25,820		1,303,652
Novartis, ADR	18,050		1,001,414
Pfizer	118,023		2,792,424
Sanofi-Aventis, ADR	19,400		917,038
UnitedHealth Group	45,400		1,995,784
Wyeth	18,040		825,150
			16,789,722
Industrial--4.4%			
Allied Waste Industries	39,900	a	476,007
Caterpillar	19,880		1,450,246
Cooper Industries, Cl. A	7,990		711,589
Danaher	17,610		1,128,977
General Dynamics	18,980		1,207,887
General Electric	108,260		3,708,988
Goodrich	16,900		720,447
Honeywell International	22,570		929,433
Ingersoll-Rand, Cl. A	22,300		972,503
ITT Industries	12,460		649,789
Textron	3,900		354,627
Tyco International	38,370		1,040,211
United Technologies	25,320		1,583,006
WESCO International	5,800	a	381,292
			15,315,002
Information Technology--5.6%			
Amdocs	18,310	a	686,076
Apple Computer	20,700	a	1,237,239
Cisco Systems	121,180	a	2,384,822
Corning	45,400	a	1,100,950
Dell	52,580	a	1,334,480
eBay	39,140	a	1,284,183
Electronic Arts	14,110	a	593,608
Google, Cl. A	6,200	a	2,305,284
Intel	48,540		874,691
Linear Technology	21,640		730,350
Marvell Technology Group	10,900	a	519,603
Microsoft	130,120		2,947,218
Motorola	82,900		1,748,361
Qualcomm	39,750		1,797,098
			19,543,963
Materials--1.6%			
Air Products & Chemicals	24,780		1,606,983
Cia Vale do Rio Doce, ADR	20,720		965,345
Freeport-McMoRan Copper & Gold, Cl. B	25,490		1,427,185
Inco	24,510		1,616,189
			5,615,702
Telecommunications--1.0%			
AT & T	28,597		745,238
Embarq	3,421	a	142,545
NII Holdings	8,600	a	468,356
Qwest Communications International	68,700	a	481,587
Sprint Nextel	68,416		1,451,103
			3,288,829
Utilities--1.2%			
Allegheny Energy	11,500	a	419,405
Dynegy, Cl. A	73,000	a	385,440
Entergy	10,330		724,236
Exelon	25,310		1,432,799
PPL	25,400		756,158
TXU	7,500		429,750
			4,147,788
Total Common Stocks			
(cost $97,313,385)			**131,879,287**

Bonds and Notes--38.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Automobile Receivables--.7%				
Harley-Davidson Motorcycle Trust,				
Ser. 2003-4, Cl. A2	2.69	4/15/11	668,842	650,851
Harley-Davidson Motorcycle Trust,				
Ser. 2005-3, Cl. A2	4.41	6/15/12	275,000	270,054
Honda Auto Receivables Owner				
Trust, Ser. 2004-3, Cl. A4	3.28	2/18/10	910,000	877,709
Onyx Acceptance Grantor Trust,				
Ser. 2005-A, Cl. A4	3.91	9/15/11	590,000	573,546
				2,372,160
Asset-Backed Ctfs./Other--.3%				
Caterpillar Financial Asset Trust,				
Ser. 2005-A, Cl. A4	4.10	6/25/10	755,000	736,294
CNH Equipment Trust,				
Ser. 2005-A, Cl. A4B	4.29	6/15/12	385,000	375,486
				1,111,780
Bank & Finance--4.9%				
American Express,				
Notes	4.75	6/17/09	1,235,000 b	1,210,935
AXA Financial,				
Sr. Notes	7.75	8/1/10	840,000	902,708
Bank of America,				
Sub. Notes	7.80	2/15/10	1,030,000	1,103,403
Bear Stearns Cos.,				
Notes	4.50	10/28/10	980,000	936,450
Caterpillar Financial Services,				
Notes	5.05	12/1/10	730,000	714,533
CIT Group,				
Sr. Notes	7.75	4/2/12	705,000	770,837
Citigroup,				
Sr. Notes	6.20	3/15/09	750,000	763,667
ERP Operating,				
Notes	6.95	3/2/11	750,000	786,236
European Investment Bank,				
Notes	5.25	6/15/11	715,000 b	713,832
General Electric Capital,				
Notes	5.50	4/28/11	830,000 b	827,729
Goldman Sachs Group,				
Gtd. Bonds	6.35	2/15/34	1,050,000	989,129
HSBC Holdings,				
Sub. Notes	6.50	5/2/36	500,000	497,027
JP Morgan & Co.,				
Sub. Notes	6.25	1/15/09	750,000	760,320
Kreditanstalt fuer Wiederaufbau,				
Gov't Gtd. Notes	3.75	1/24/08	975,000	951,192
Landwirtschaftliche Rentenbank,				
Gov't Gtd. Notes	3.25	10/12/07	895,000	872,524
Lehman Brothers Holdings,				
Notes	7.00	2/1/08	875,000	894,578
Merrill Lynch & Co.,				
Notes, Ser. C	4.13	9/10/09	900,000	863,291
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,185,000	1,089,713
PNC Funding,				
Sr. Notes	4.50	3/10/10	900,000	868,192
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	565,000	561,503
				17,077,799
Beverages--.2%				
Diageo Finance,				
Gtd. Notes	5.50	4/1/13	590,000	**577,378**
Collateralized Mortgage Obligations--.2%				
Washington Mutual,				
Ser. 2004-AR9, Cl. A6	4.17	8/25/34	845,000 c	**809,665**
Commercial Mortgage Pass - Through Ctfs.--1.2%				
Asset Securitization,				
Ser. 1995-MD4, Cl. A1	7.10	8/13/29	58,052	58,640
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2006-CD2, Cl. A3	5.43	1/15/46	690,000	677,465
CS First Boston Mortgage				
Securities, Ser. 2005-C2, Cl. A2	4.58	4/15/37	450,000	433,676
GS Mortgage Securities II,				
Ser. 2005-GG4, Cl. A4	4.76	7/10/39	350,000	324,432
GS Mortgage Securities II,				
Ser. 2006-GG6, Cl. A2	5.51	4/10/38	635,000	631,425
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP2, Cl. AM	4.78	7/15/42	740,000	683,488
JP Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-CB11, Cl. A2	5.02	8/12/37	520,000	509,886
LB-UBS Commercial Mortgage Trust,				
Ser. 2006-C3, Cl. AM	5.71	3/15/39	820,000	810,057
				4,129,069

Energy--.2%				
Devon Financing,				
Gtd. Notes	6.88	9/30/11	600,000	**630,167**
Foreign Government--1.1%				
Financement-Quebec,				
Gov't Gtd. Notes	5.00	10/25/12	605,000	585,786
Province of Ontario,				
Notes	5.13	7/17/12	500,000 b	490,849
Province of Ontario,				
Sr. Unsub. Notes	5.50	10/1/08	465,000	466,385
Republic of Italy,				
Bonds	4.00	6/16/08	1,410,000	1,374,283
United Mexican States,				
Notes	5.63	1/15/17	825,000	769,312
United Mexican States,				
Notes	6.63	3/3/15	185,000	187,683
				3,874,298
Media & Telecommunications--2.1%				
AT & T,				
Sr. Unscd. Notes	5.88	8/15/12	695,000	693,789
AT & T,				
Notes	6.80	5/15/36	420,000 b	419,123
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	330,000	339,301
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	800,000	772,791
Comcast,				
Gtd. Notes	5.90	3/15/16	1,045,000	1,011,752
Embarq,				
Notes	7.08	6/1/16	400,000	401,186
News America Holdings,				
Gtd. Notes	7.60	10/11/15	665,000	722,481
Sprint Capital,				
Notes	8.38	3/15/12	950,000	1,060,622
Univision Communications,				
Gtd. Notes	3.88	10/15/08	1,150,000	1,097,782
Verizon Global Funding,				
Notes	7.25	12/1/10	600,000	632,087
				7,150,914
Residential Mortgage Pass-Through Ctfs.--.1%				
Washington Mutual,				
Ser. 2003-S4, Cl. 4A1	4.00	2/25/32	252,045	**228,738**
Services--.5%				
Seminole Tribe of Florida,				
Notes	5.80	10/1/13	1,100,000 d	1,069,942
Wal-Mart Stores,				
Bonds	5.25	9/1/35	825,000	720,211
				1,790,153
Technology--.5%				
IBM,				
Debs.	7.00	10/30/25	650,000	707,007
Oracle & Ozark Holding,				
Notes	5.00	1/15/11	1,000,000 d	970,916
				1,677,923

U.S. Government Agencies--3.8%

Federal Farm Credit Bank,				
Bonds	4.13	4/15/09	855,000	828,623
Federal Farm Credit Bank,				
Notes	4.88	12/16/15	620,000	594,479
Federal Home Loan Bank System,				
Bonds	4.25	5/16/08	730,000	715,948
Federal Home Loan Bank System,				
Bonds, Ser. 571	4.65	8/22/08	425,000	419,223
Federal Home Loan Bank System,				
Bonds, Ser. 649	5.25	10/3/07	955,000	953,014
Federal Home Loan Mortgage Corp.,				
Notes	4.50	8/22/07	655,000	647,944
Federal Home Loan Mortgage Corp.,				
Notes	4.50	10/11/07	520,000	514,362
Federal Home Loan Mortgage Corp.,				
Bonds	4.63	8/15/08	550,000	542,267
Federal Home Loan Mortgage Corp.,				
Notes	4.63	9/15/08	555,000	546,847
Federal Home Loan Mortgage Corp.,				
Notes	4.90	11/3/08	730,000	720,328
Federal Home Loan Mortgage Corp.,				
Notes	5.00	12/28/07	455,000	451,901
Federal Home Loan Mortgage Corp.,				
Notes	5.33	2/27/09	495,000	491,482
Federal Home Loan Mortgage Corp.,				
Notes	5.50	4/24/09	1,095,000	1,092,473
Federal Home Loan Mortgage Corp.,				
Notes	5.75	5/23/11	845,000	845,701
Federal National Mortgage				
Association, Notes	4.00	5/9/07	160,000	157,954
Federal National Mortgage				
Association, Notes	4.13	6/16/08	590,000	576,778
Federal National Mortgage				
Association, Notes	4.50	8/15/08	420,000	413,053
Federal National Mortgage				
Association, Notes	4.75	8/25/08	425,000	420,082
Federal National Mortgage				
Association, Notes	4.88	4/15/09	765,000	756,446
Federal National Mortgage				
Association, Notes	5.20	11/8/10	630,000	621,545
Federal National Mortgage				
Association, Notes	5.25	4/4/08	765,000	762,647
				13,073,097

U.S. Government Agencies/Mortgage-Backed--13.2%

Federal Home Loan Mortgage Corp.			
4.50%, 3/1/21		4,032,978	3,815,944
5.00%, 10/1/18 - 1/1/36		5,472,693	5,169,471
5.11%, 10/1/35		1,240,806 c	1,213,568
5.50%, 9/1/06 - 3/1/35		3,641,281	3,553,316
5.63%, 7/1/31		109,188 c	112,059
6.00%, 7/1/20		229,511	231,303
6.50%, 8/1/32		759,475	770,154
7.00%, 8/1/29		131,536	134,989
8.50%, 6/1/18		514,227	547,008
Ser. SF1, Cl. A4 2.52%, 5/15/10		393,623	390,850
Federal National Mortgage Association			
4.50%, 8/1/20		242,410	229,634
4.97%, 9/1/35		1,334,251 c	1,297,774
5.00%, 5/1/19 - 7/1/35		6,665,174	6,308,488
5.11%, 10/1/35		1,189,993 c	1,165,617
5.50%, 1/1/20 - 2/1/36		11,370,979	10,995,181
6.00%, 9/1/19 - 3/1/35		3,760,326	3,739,665
6.50%, 3/1/17 - 5/1/36		4,032,598	4,073,089
7.00%, 6/1/09 - 6/1/32		382,245	389,833
7.50%, 7/1/32		185,095	192,036
8.00%, 2/1/13		166,317	169,330
Government National Mortgage Association I			
6.00%, 10/15/08 - 10/15/33		532,750	532,541
7.00%, 5/15/23 - 11/15/23		357,370	369,431
7.50%, 3/15/27		129,947	136,402
8.00%, 2/15/08		94,065	94,917
9.00%, 12/15/09		265,289	272,168
			45,904,768

U.S. Government Securities--9.7%

U.S. Treasury Bonds	5.38	2/15/31	1,015,000	1,026,886
U.S. Treasury Bonds	6.25	8/15/23	6,780,000	7,451,084
U.S. Treasury Inflation Protected Securities	4.04	1/15/07	2,893,674 b,e	2,919,503
U.S. Treasury Notes	4.00	11/15/12	4,160,000 b	3,917,846
U.S. Treasury Notes	4.25	1/15/11	2,465,000 b	2,385,851
U.S. Treasury Notes	4.50	11/15/15	6,170,000 b	5,879,085
U.S. Treasury Notes	4.50	2/15/16	600,000 b	571,243
U.S. Treasury Notes	5.50	2/15/08	10,000	10,083
U.S. Treasury Notes	6.00	8/15/09	9,310,000 b	9,576,918
				33,738,499

Utilities--.2%

FPL Group Capital,				
Gtd Debs.	6.13	5/15/07	700,000	**703,676**

Total Bonds and Notes

(cost $139,538,247)	**134,850,084**

Other Investments--23.0%	Shares	Value ($)
Registered Investment Companies:		
Mellon Emerging Markets Fund,		
Class M Shares	517,759 f	12,483,169
Mellon International Fund,		
Class M Shares	1,912,412 f	32,912,612
Mellon Mid-Cap Stock Fund,		
Class M Shares	1,566,010 f	22,754,128
Mellon Small Cap Stock Fund,		
Class M Shares	724,294 f	11,378,654
Total Other Investments		
(cost $63,902,451)		**79,528,563**
Investment of Cash Collateral		
for Securities Loaned--8.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $27,557,214)	27,557,214 g	**27,557,214**
Total Investments (cost $328,311,297)	**108.0%**	**373,815,148**
Liabilities, Less Cash and Receivables	**(8.0%)**	**(27,531,277)**
Net Assets	**100.0%**	**346,283,871**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At May 31, 2006, the total market value of the fund's securities on loan is $26,778,896 and the total market value of the collateral held by the fund is $27,557,214.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $2,040,858 or .6% of net assets.

e   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

f   Investment in affiliated mutual fund.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Mellon Money Market Fund
May 31, 2006 (Unaudited)

	Principal Amount ($)	Value ($)
Bond Anticipation Notes--1.3%		
Camden County Improvement Authority, NJ		
4.16%, 8/3/06		
(cost $9,300,000)	9,300,000	**9,300,000**
Negotiable Bank Certificates Of Deposit--17.3%		
BNP Paribas (Yankee)		
4.25% - 5.16%, 8/30/06 - 10/12/06	24,700,000	24,681,924
DEPFA BANK PLC		
5.13% - 5.29%, 8/18/06 - 2/20/07	15,000,000 a	15,000,000
Deutsche Bank AG		
5.03%, 11/27/06	19,200,000	19,200,202
Royal Bank of Scotland PLC (Yankee)		
4.76% - 4.81%, 11/14/06 - 1/16/07	15,400,000	15,404,612
Societe Generale (Yankee)		
4.90%, 11/7/06	20,000,000	20,000,000
Toronto-Dominion Bank (Yankee)		
3.67% - 5.16%, 6/13/06 - 9/18/06	25,300,000	25,298,558
Total Negotiable Bank Certificates Of Deposit		
(cost $119,585,296)		**119,585,296**
Commercial Paper--63.2%		
AIG Funding Inc.		
4.72%, 6/5/06	34,000,000	33,981,187
American Express Company		
5.03%, 7/10/06	32,000,000	31,825,627
ANZ National (International) Ltd.		
4.99%, 6/19/06	30,000,000 a	29,925,150
Calyon		
5.07%, 10/17/06	15,000,000	14,708,475
Calyon North America Inc.		
5.08%, 8/24/06	17,000,000	16,798,493
DEPFA BANK PLC		
4.55%, 7/5/06	15,000,000 a	14,935,542
Duke University, NC		
5.00% - 5.17%, 6/1/06 - 10/4/06	15,563,000	15,406,590
General Electric Capital Corp.		
4.95% - 4.97%, 6/1/06 - 7/17/06	32,000,000	31,873,500
HBOS Treasury Services PLC		
4.81%, 6/16/06	37,000,000	36,925,846
ING (US) Funding LLC		
4.65%, 6/14/06	36,000,000	35,939,550
Oakland-Alameda Counties Coliseum Authority, CA		
5.14%, 8/15/06	29,000,000	29,000,000
Prudential Funding LLC		
5.00%, 6/7/06	33,000,000	32,972,555
Rabobank USA Financial Corp.		
4.99%, 6/6/06	33,000,000	32,977,129
Salvation Army		
4.75% - 5.05%, 6/12/06 - 6/28/06	26,845,000	26,845,000
Santa Clara Valley Water District, CA		
4.62%, 6/2/06	17,032,000	17,029,814
Societe Generale N.A. Inc.		
5.10%, 8/14/06	10,000,000	9,896,400
UBS Americas Inc.		
4.75%, 6/9/06	25,000,000	24,973,639
Total Commercial Paper		
(cost $436,014,497)		**436,014,497**

Corporate Notes--13.7%

Bochasanwasi Shree Akshar Purushottam Swaminarayan		
5.16%, 6/7/06	5,950,000 b	5,950,000
Eskaton Lodge Granite Bay L P		
5.12%, 6/1/06	7,000,000 b	7,000,000
General Secretariat of American States		
5.08%, 6/7/06	4,370,000 b	4,370,000
Mullenix St. Charles Properties LP		
5.09%, 6/7/06	7,000,000 b	7,000,000
New Jersey Economic Development Authority		
4.81%, 6/7/06	13,200,000 b	13,200,000
New York State Dormitory Authority		
5.07%, 6/7/06	6,200,000 b	6,200,000
New York State Housing Finance Agency		
5.06%, 6/7/06	500,000 b	500,000
New York State Housing Finance Agency		
5.14%, 6/7/06	3,700,000 b	3,700,000
Pitney Road Partners LLC		
5.12%, 6/7/06	6,300,000 b	6,300,000
Sacramento County, CA		
5.14%, 6/7/06	14,400,000 b	14,400,000
Tulsa Oklahoma Airports Improvement Trust		
5.12%, 6/7/06	17,150,000 b	17,150,000
Washington State Housing Finance Commission		
5.10% - 5.11%, 6/1/06	8,585,000 b	8,585,000
Total Corporate Notes		
(cost $94,355,000)		**94,355,000**

Optional Demand Notes--.7%

Grand Prairie Texas Sports Facilities Development Corp. Inc.,		
4.30%, 9/15/06		
(cost $4,605,000)	4,605,000	**4,605,000**

Repurchase Agreements--3.7%

J.P. Morgan Chase & Co.		
4.80%, dated 5/31/06, due 6/1/06 in the amount of		
$25,503,400 (fully collateralized by $22,326,000 U.S.		
Treasury Inflation Protected Securities, Notes, 3%,		
due 7/15/12, value $26,014,255)		
(cost $25,500,000)	25,500,000	**25,500,000**
Total Investments (cost $689,359,793)	**99.9%**	**689,359,793**
Cash and Receivables (Net)	**.1%**	**622,299**
Net Assets	**100.0%**	**689,982,092**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these amounted to $59,860,692 or 8.7% of net assets.

b   Variable interest rate- subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Mellon National Municipal Money Market Fund

May 31, 2006 (Unaudited)

Short-Term Investments--100.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.6%				
Birmingham-Carraway Special Care Facilities Financing Authority, Health Care Facilities Revenue (Carraway Methodist Hospitals) (LOC; Amsouth Bank)	3.31	6/7/06	4,600,000 a	4,600,000
Daphne-Villa Mercy Special Care Facilities Financing Authority, Health Care Facilities Revenue (Mercy Medical Project) (LOC; Amsouth Bank)	3.28	6/7/06	4,100,000 a	4,100,000
Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.48	6/7/06	10,000,000 a	10,000,000
Arizona--.5%				
Maricopa County Industrial Development Authority, MFHR (Gran Victoria Housing LLC Project) (Insured; FNMA)	3.47	6/7/06	3,900,000 a	3,900,000
California--6.8%				
California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas)	3.62	6/1/06	18,235,000 a	18,235,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.50	6/1/06	31,000,000 a	31,000,000
Colorado--11.3%				
Castlewood Ranch Metropolitan District, GO Notes (LOC; U.S. Bank NA)	3.41	12/1/06	6,250,000	6,250,000
Castlewood Ranch Metropolitan District, GO Notes, Refunding (LOC; U.S. Bank NA)	3.45	12/1/06	3,300,000	3,300,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.41	12/1/06	2,500,000	2,500,000
Colorado Educational and Cultural				

Facilities Authority, Student Housing Facilities Revenue (Campus Village Apartments Project) (LOC; Citibank)	3.47	6/7/06	22,865,000 a	22,865,000
Commerce City Northern Infrastructure General Improvement District, GO (LOC; U.S. Bancorp)	3.50	6/7/06	6,150,000 a	6,150,000
Commerce City-Northern Infrastructure General Improvement District, GO, Refunding (LOC; U.S. Bank NA)	3.52	6/7/06	7,400,000 a	7,400,000
Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA)	3.18	11/1/06	10,015,000	10,015,000
Westminster Economic Development Authority, Tax Increment Revenue (North Huron Urban Renewal) (LOC; DEPFA Bank PLC)	3.48	6/7/06	22,650,000 a	22,650,000

Florida--4.0%

Broward County Housing Finance Authority, MFHR (Waters Edge Project) (Insured; FNMA)	3.47	6/7/06	6,740,000 a	6,740,000
Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Housing Project) (LOC; Wachovia Bank)	3.28	2/1/07	8,000,000	8,000,000
Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Parking Project) (LOC; Wachovia Bank)	3.28	2/1/07	6,000,000	6,000,000
Sunshine State Governmental Financing Commission, Revenue (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.20	6/7/06	8,000,000 a	8,000,000

Georgia--9.2%

Atlanta, Airport General Revenue, Refunding (Insured; MBIA and Liquidity Facility; Westdeutshe Landesbank)	3.46	6/7/06	3,600,000 a	3,600,000
Burke County Development Authority, PCR, CP (Liquidity Facility; Rabobank Nederland)	3.48	8/1/06	7,000,000	7,000,000
Clayton County Housing Authority, MFHR (Chateau Forest Apartments) (Insured; FSA and Liquidity Facility; Societe Generale)	3.29	6/7/06	6,530,000 a	6,530,000
De Kalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) (Insured;				

FNMA)	3.54	6/7/06	15,935,000 a	15,935,000
Gainesville and Hall County Development Authority, Senior Living Facility Revenue (Lanier Village Estates, Inc. Project) (LOC; Allied Irish Bank PLC)	3.55	6/1/06	200,000 a	200,000
Marietta Housing Authority, MFHR, Refunding (Summit) (Insured; FNMA)	3.48	6/7/06	4,900,000 a	4,900,000
Metropolitan Atlanta Rapid Transportation Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	3.16	6/1/06	20,000,000	20,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.57	6/1/06	8,300,000	8,300,000

Hawaii--1.0%

Honolulu City and County, GO, CP (LOC; Westdeutsche Landesbank)	3.62	7/12/06	7,200,000	7,200,000

Idaho--.6%

Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) (LOC; U.S. Bank NA)	3.30	6/7/06	4,300,000 a	4,300,000

Illinois--15.4%

Chicago Board Of Education, GO (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	3.52	6/1/06	4,500,000 a	4,500,000
Illinois Development Finance Authority, MFHR, Refunding (Orleans-Illinois Project) (Insured; FSA and Liquidity Facility; The Bank of New York)	3.46	6/7/06	12,000,000 a	12,000,000
Illinois Educational Facilities Authority, Revenue (Benedictine University Project) (LOC; National City Bank)	3.48	6/7/06	13,260,000 a	13,260,000
Illinois Educational Facilities Authority, Revenue (Columbia College) (LOC; Bank of Montreal)	3.23	6/7/06	9,705,000 a	9,705,000
Illinois Educational Facilities Authority, Revenue, CP (LOC; Northern Trust Co.)	3.53	6/13/06	6,000,000	6,000,000
Illinois Health Facilities Authority, Revenue (Decatur Memorial Hospital Project) (Insured; MBIA and Liquidity				

Facility; Northern Trust Co.)	3.28	6/7/06	5,200,000 a	5,200,000
Illinois Health Facilities Authority, Revenue (Ingalls Memorial Hospital) (LOC; Northern Trust Co.)	3.28	6/7/06	14,800,000 a	14,800,000
Illinois Health Facilities Authority, Revenue (Revolving Fund Pooled Program) (LOC; Bank One)	3.23	6/7/06	5,800,000 a	5,800,000
Illinois Health Facilities Authority, Revenue (Rush Presbyterian Saint Luke's Medical Center) (LOC; Northern Trust Co.)	3.22	6/7/06	3,000,000 a	3,000,000
Illinois Health Facilities Authority, Revenue (Swedish Covenant Hospital) (Insured; AMBAC and Liquidity Facility; Northern Trust Co.)	3.28	6/7/06	5,200,000 a	5,200,000
Illinois, GO	3.31	6/7/06	4,000,000 a	4,000,000
Regional Transportation Authority, Refunding (Liquidity Facility; DEPFA Bank PLC)	3.23	6/7/06	27,500,000 a	27,500,000
Kentucky--.6%				
Breckinridge County, LR (Kentucky Association Counties Leasing Trust) (LOC; U.S. Bank NA)	3.28	6/7/06	4,100,000 a	4,100,000
Maine--.6%				
Finance Authority of Maine, Private Schools Revenue (Foxcroft Academy) (LOC; Allied Irish Bank)	3.49	6/7/06	4,700,000 a	4,700,000
Massachusetts--3.6%				
Easton, GO Notes, BAN	3.47	6/9/06	10,395,000	10,395,519
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.46	6/7/06	10,300,000 a	10,300,000
Massachussetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.21	6/7/06	5,550,000 a	5,550,000
Michigan--2.6%				
Michigan Building Authority,				

Revenue, CP (LOC: State Street Bank and Trust Co. and The Bank of New York)	3.48	6/8/06	14,000,000	14,000,000
Michigan Municipal Bond Authority, Revenue (LOC; JPMorgan Chase Bank)	3.95	8/18/06	5,000,000	5,011,207
Mississippi--2.1%				
Jackson County, Port Facility Revenue, Refunding (Chevron USA. Inc. Project)	3.58	6/1/06	15,300,000 a	15,300,000
Nebraska--1.5%				
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO)	3.55	6/1/06	10,900,000 a	10,900,000
Nevada--1.2%				
Clark County, Highway Revenue, CP (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.48	8/1/06	8,500,000	8,500,000
New Hampshire--1.1%				
New Hampshire Business Finance Authority, RRR (Wheelabrator Concord) (LOC; Wachovia Bank)	3.23	6/7/06	7,600,000 a	7,600,000
New Jersey--1.4%				
New Jersey, TRAN	3.95	6/23/06	10,000,000	10,007,062
North Carolina--2.8%				
New Hanover County, HR (New Hanover Regional Medical Center) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.21	6/7/06	20,000,000 a	20,000,000
Ohio--6.4%				
Cleveland-Cuyahoga County Port Authority, Cultural Facility Revenue (Cleveland Museum of Art Project) (Liquidity Facility; JPMorgan Chase Bank)	3.46	6/7/06	20,000,000 a	20,000,000
Cuyahoga County, HR (Metrohealth System Project) (LOC; National City Bank)	3.48	6/7/06	17,500,000 a	17,500,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy				

Generation Corporation Project) (LOC; Barclays Bank)	3.58	6/1/06	7,100,000 a	7,100,000
University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; U.S. Bank NA)	3.58	6/1/06	2,000,000 a	2,000,000

Pennsylvania--2.6%

Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University) (LOC; PNC Bank)	3.48	6/7/06	3,400,000 a	3,400,000
Westmoreland County Industrial Development Authority, Health System Revenue (Excela Health Project) (LOC; Wachovia Bank)	3.46	6/7/06	15,655,000 a	15,655,000

South Carolina--1.8%

Spartanburg County School District Number 1, GO Notes, BAN	5.18	11/16/06	13,000,000	13,121,765

Tennessee--4.7%

Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	6/1/06	13,900,000 a	13,900,000
Tennessee School Bond Authority, CP	3.53	6/13/06	7,400,000	7,400,000
Tennessee School Bond Authority, CP	3.65	7/12/06	13,000,000	13,000,000

Texas--10.1%

Grand Prairie Sports Facilities Development Corporation Inc., Sales Tax Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.95	9/15/09	3,375,000	3,375,000
Northside Independent School District, GO (Permanent School Funding Guaranteed) (LOC; DEPFA Bank PLC)	2.80	6/15/06	10,000,000	10,000,000
Southwest Higher Education Authority, Inc., Higher Education Revenue (Southern Methodist University Project) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.50	6/1/06	6,950,000 a	6,950,000
Texas A&M University, Revenue, CP	3.53	9/8/06	6,300,000	6,300,000
Texas Public Financing Authority, CP	3.15	6/12/06	4,400,000	4,400,000
Texas, TRAN	4.50	8/31/06	32,000,000	32,082,517

University of Texas, University Revenue, CP	3.51	8/1/06	7,400,000	7,400,000
University of Texas, University Revenue, CP	3.51	8/1/06	2,000,000	2,000,000

Vermont--.7%

Winooski,
    Special Obligation, Refunding
    (LOC; TD Banknorth, N.A.)
	3.61	6/1/06	5,000,000 a	5,000,000

Washington--2.8%

Snohomish County Public Utility
    District Number 1, Generation
    System Revenue (Insured; FSA
    and Liquidity Facility; Dexia
    Credit Locale)
	3.22	6/7/06	15,100,000 a	15,100,000

Washington Public Power Supply
    System, Electric Power and
    Light Revenue, Refunding
    (Nuclear Project Number 3)
    (LOC; JPMorgan Chase Bank)
	3.22	6/7/06	5,300,000 a	5,300,000

Wisconsin--2.0%

Wisconsin Health and Education
    Facilities Authority, Revenue
    (Wheaton Franciscan Services
    Inc.) (LOC; Citibank NA)
	3.46	6/7/06	7,000,000 a	7,000,000

Wisconsin Health and Educational
    Facilities Authority, Health
    Care Facilities Revenue
    (University of Wisconsin
    Medical Foundation) (LOC;
    ABN-AMRO)
	3.28	6/7/06	7,800,000 a	7,800,000

Total Investments (cost $722,783,070)	**100.0%**	**722,783,070**
Cash and Receivables (Net)	**.0%**	**328,941**
Net Assets	**100.0%**	**723,112,011**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper

EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		